SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 13, 2006

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

Enclosure: Press release **ANGLOGOLD ASHANTI – CIRCULAR TO SHAREHOLDERS FOR THE CONVENING OF A GENERAL MEETING TO BE HELD ON DECEMBER 11, 2006**



















NOTHING IN THIS CIRCULAR CONSTITUTES OR FORMS PART OF ANY OFFER FOR SALE OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OF ANGLOGOLD ASHANTI LIMITED ("AngloGold Ashanti"), NOR SHALL IT OR ANY PART OF IT FORM THE BASIS OF OR BE RELIED ON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. THE SECURITIES DESCRIBED IN THIS CIRCULAR HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT") AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) UNLESS THE SECURITIES ARE REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT IS AVAILABLE.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The definitions set out on pages 6 to 9 apply throughout this document.

If you are in any doubt as to the action that you should take, please consult your broker, CSDP, banker, legal adviser, accountant or other professional adviser immediately. If you have disposed of all your shares in AngloGold Ashanti, please forward this circular, together with the attached form of proxy, to the broker, banker or agent through whom you disposed of such shares.

RECOMMENDED ACTION

1. Certificated shareholders or dematerialised "own name" shareholders (those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their CSDP or broker) who are unable to attend the general meeting of shareholders of AngloGold Ashanti to be held at 11:00 on Monday, 11 December 2006, at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa ("general meeting") and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach AngloGold Ashanti's share registrars, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107) South Africa or Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, England, or Computershare Investor Services Pty Limited, Level 2, 45 St George's Terrace, Perth, WA 6000 (GPO Box D182 Perth, WA 6840), Australia, or NTHC Limited, Martco House, Off Kwame Nkrumah Avenue, PO Box K1A 9563 Airport, Accra, Ghana, by no later than 11:00 (South African time) on Thursday, 7 December 2006.
2. Dematerialised shareholders (other than dematerialised "own name" shareholders) must provide their CSDP or broker with their voting instructions or request their CSDP or broker to provide them with the necessary authority to attend the general meeting in person in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

AngloGold Ashanti

ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485 JSE share code: ANG

CIRCULAR TO SHAREHOLDERS

regarding

- **creation of 4,280,000 E shares with a par value of 25 South African cents;**
- **specific issue of shares for cash to the trust and Izingwe;**
- **specific issue of shares for cash in respect of ESOP-OSA; and**
- **the amendment of AngloGold Ashanti's memorandum and articles of association;**

and incorporating

- **a notice of general meeting of shareholders; and**
- **a form of proxy (for use by certificated shareholders and dematerialised shareholders with "own name" registration only).**

Merchant bank and transactional sponsor
Rand Merchant Bank
A division of FirstRand Bank Limited

Employee ownership corporate advisers
The ESOP Shop

Reporting accountants
Ernst & Young
Chartered Accountants (SA)
(Registered Accountants and Auditors)

Corporate law advisers to AngloGold Ashanti
Tabacks
read hope phillips
Attorneys

Joint financial advisers to Izingwe Holdings
Nedbank Capital
Izingwe

Corporate law adviser to Izingwe Holdings
edward nathan sonnenbergs

Independent professional expert
Standard Bank

Date of issue: 13 November 2006

This circular is available in English only. Copies are available from the registered office of the company and the share registrars at the addresses indicated on pages 4 and 5 of this circular.

CERTAIN FORWARD-LOOKING STATEMENTS

This circular includes "forward-looking information" within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: the economic outlook for the gold mining industry; expectations regarding gold prices; production; cash costs and other operating results; growth prospects and the outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects; AngloGold Ashanti's liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended 31 December 2005, dated 17 March 2006 and which was filed with the Securities and Exchange Commission on 20 March 2006. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

CONTENTS

* This document is not for use by holders of AngloGold Ashanti's American Depositary Shares, CHESS Depositary Interests and Ghanaian Depositary Shares.

ACTION REQUIRED BY SHAREHOLDERS

> **This circular is important and requires your immediate attention. If you are in any doubt as to what action to take, please consult your broker, CSDP, banker, legal adviser or other professional adviser immediately.**
>
> **If you have disposed of all your ordinary shares, please forward this circular, together with the attached form of proxy, to the broker, banker or other agent through whom you disposed of your ordinary shares.**
>
> **Please take careful note of the following provisions regarding the action required by AngloGold Ashanti shareholders.**

A general meeting of shareholders will be held on Monday, 11 December 2006 at 11:00 at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa.

A. **If you have dematerialised your ordinary shares without "own name" registration:**

- • **Voting at the general meeting**

  - – If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP/broker and furnish them with your voting instructions.

  - – If your CSDP/broker does not obtain voting instructions from you, they will be obliged to vote in accordance with the instructions contained in the agreement concluded between you and your CSDP/broker.

  - – You must **not** complete the attached form of proxy.

- • **Attendance and representation at the general meeting**

  In accordance with the agreement between you and your CSDP/broker, you must advise your CSDP/broker if you wish to attend the general meeting in person, or if you wish to send a proxy to represent you at the general meeting and your CSDP/broker will issue the necessary letter of authority for you or your proxy to attend the general meeting.

B. **If you have not dematerialised your ordinary shares or have dematerialised your ordinary shares with "own name" registration:**

- • **Voting, attendance and representation at the general meeting**

  - – You may attend and vote at the general meeting in person.

  - – Alternatively, you may appoint a proxy to represent you at the general meeting by completing the attached form of proxy in accordance with the instructions it contains, which form must be lodged with or posted to the share registrars to be received by no later than 11:00 South African time on Thursday, 7 December 2006.

If you wish to dematerialise your ordinary shares, please contact your broker.

SALIENT FEATURES AND DATES AND TIMES

AngloGold Ashanti will establish the trust to acquire and administer the ESOP shares for the benefit of the ESOP members. On and with effect from the effective date, the trust will subscribe for and AngloGold Ashanti will allot and issue a maximum of 2,880,000 E shares at 38.88% of the 30-day VWAP of an ordinary share trading on the JSE on the effective date and a maximum of 960,000 free shares to the trust at the opening price of an ordinary share trading on the JSE on the effective date. On and with effect from the effective date, Izingwe will subscribe for and AngloGold Ashanti will allot and issue 1,400,000 E shares to Izingwe at their par value of 25 cents per E ordinary share, representing a total subscription price of R350,000.

To facilitate the implementation of the BEE transaction, AngloGold Ashanti will have to create the 4,280,000 E shares and amend its articles accordingly.

	2006
Last day for receipt of proxies in respect of the general meeting (by 11:00 South African time) on	Thursday, 7 December
General meeting of shareholders to be held at 11:00 at The Country Club Johannesburg, Napier Road, Auckland Park Johannesburg, South Africa, on	Monday, 11 December
Results of general meeting published on SENS on	Monday, 11 December
Special resolutions lodged with CIPRO on or about	Monday, 11 December
Results of general meeting published in the South African press on	Tuesday, 12 December

Shareholders are reminded that shares in companies listed on the JSE can no longer be bought or sold on that exchange unless they have been dematerialised onto the STRATE system. It is therefore suggested that certificated shareholders on AngloGold Ashanti's South African share register should consider dematerialising their shares and replacing them with electronic records of ownership. In this regard shareholders may contact either their own broker or a preferred CSDP, details of which are available from STRATE at queries@strate.co.za or telephone +27 11 759 5300 or fax +27 11 759 5505.

The dates and times in this circular are subject to change and any changes will be announced in the South African press and through SENS and other stock exchanges' news services. All times in this circular are South African local times unless otherwise stated.

CORPORATE INFORMATION

DIRECTORS

Executive

R M Godsell *(Chief Executive Officer)*
R Carvalho Silva !
N F Nicolau
S Venkatakrishnan *

Non-Executive

R P Edey * *(Chairman)*
Dr T J Motlatsi *(Deputy Chairman)*
F B Arisman #
R E Bannerman †
Mrs E le R Bradley
C B Brayshaw
Dr S E Jonah KBE †
R Médori ** (Alternate: P G Whitcutt)
J H Mensah †
W A Nairn (Alternate: A H Calver *)
Prof W L Nkuhlu
S R Thompson *
A J Trahar

* British # American † Ghanaian ** French ! Brazilian

Managing Secretary

Ms Y Z Simelane

Company Secretary

C R Bull

OFFICES

Registered and Corporate
South Africa

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 13

St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth, WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United States of America

AngloGold Ashanti Americas Inc
502 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
Telephone: (800) 417 9255 (toll free in USA
and Canada) Telephone +1 212 750 7999
Fax: +1 212 750 5626

UNITED KINGDOM SECRETARIES

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

JSE SPONSOR

UBS South Africa (Pty) Limited
64 Wierda Road East
Wierda Valley
Sandton 2196
(PO Box 652863, Benmore 2010)
South Africa
Telephone: +27 11 322 7000
Fax: +27 11 784 8280

**REPORTING ACCOUNTANTS AND
AUDITORS**

Ernst & Young Registered Auditors Inc.
Registered Auditor
Wanderers Office Park
52 Corlett Drive
Illovo
Johannesburg 2196
(Private Bag X14, Northlands 2116)
South Africa
Telephone: +27 11 772 3000
Fax: +27 11 772 4000

SHARE REGISTRARS

South Africa

Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 within South Africa
Fax: +27 11 688 5218
E-mail: web.queries@computershare.co.za

United Kingdom

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119

Australia

Computershare Investor Services Pty Limited
Level 2
45 St George's Terrace
Perth, WA 6000
(GPO Box D182, Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana (and GhDS Depositary)

NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR DEPOSITARY

The Bank of New York
Investor Services, PO Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in USA) or
            +9 610 382 7836 (outside USA)
E-mail: shareowners@bankofny.com

INDEPENDENT PROFESSIONAL EXPERT

The Standard Bank of South Africa Limited
3 Simmonds Street
Johannesburg 2001
(PO Box 61344, Marshalltown 2107)
South Africa
Tel: +27 11 636 9115
Fax: +27 11 636 4212

MERCHANT BANK AND TRANSACTIONAL SPONSOR

Rand Merchant Bank
a division of FirstRand Bank Limited
1 Merchant Place
Fredman Drive
Sandton 2196
(PO Box 786273, Sandton 2146)
South Africa
Tel: +27 11 282 8000
Fax: +27 11 282 8215

LEGAL ADVISERS

South Africa

Taback and Associates (Pty) Limited
26 Sturdee Avenue, Rosebank
Johannesburg 2196
(PO Box 3334, Houghton 2041)
South Africa
Telephone: +27 11 219 6400
Fax: +27 11 219 6500

Read Hope Phillips
2nd Floor, 30 Melrose Boulevard
Melrose Arch, Melrose North 2196
(PO Box 757, Northlands 2116)
South Africa
Telephone: +27 11 344 7800
Fax: +27 11 344 681 8057

United States of America and United Kingdom

Shearman & Sterling LLP
Broadgate West
9 Appold Street
London EC2A 2AP
England
Telephone: +44 20 7655 5000
Fax: +44 20 7655 5500

EMPLOYEE OWNERSHIP CORPORATE ADVISERS

The ESOP Shop (Proprietary) Limited
34 Jan Smuts Avenue
Forest Town
Johannesburg 2193
(PO Box 84368, Greenside 2034)
South Africa
Tel: +27 11 646 0446
Fax: +27 11 646 1325
E-mail: info@esopshop.co.za

AngloGold Ashanti website:
www.AngloGoldAshanti.com

STOCK EXCHANGE LISTINGS

ISIN: ZAE000043485

Stock Exchange	Type	Share code
JSE	Shares	ANG
LSE	Shares	AGD
NYSE`	ADSs	AU
ASX	CDIs	AGG
GhSE	Shares	AGA
GhSE	GhDSs	AAD
Euronext Paris	Shares	VA
Euronext Brussels	IDRs	ANG

DEFINITIONS

In this circular and the documents attached hereto, unless the context indicates otherwise:

– the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and vice versa, words importing the masculine include the other two genders, and words incorporating persons include juristic persons and associations of persons; and

– all times referred to are South African times unless otherwise stated.

"allocation dates"	in relation to each ESOP member, the date with effect from which the trust will allot ESOP shares to the ESOP member, which date will be either 1 November 2006, or one of respectively the first, second, third, fourth, fifth or sixth anniversaries of 1 November 2006;
"AngloGold Ashanti" or "the company"	AngloGold Ashanti Limited, a company duly registered and incorporated with limited liability under the laws of South Africa under registration number 1944/017354/06;
"AngloGold Ashanti ADSs" or "ADSs"	the American Depositary Shares of AngloGold Ashanti, each of which represent one AngloGold Ashanti share deposited with The Bank of New York, as depositary;
"AngloGold Ashanti CDIs" or "CDIs"	AngloGold Ashanti Clearing House Electronic Subregister System (or CHESS) Depositary Interests, five of which represent one AngloGold Ashanti share;
"AngloGold Ashanti GhDSs" or "GhDSs"	the Ghanaian Depositary Shares of AngloGold Ashanti, 100 of which represent one AngloGold Ashanti share deposited with NTHC Limited, as depositary;
"AngloGold Ashanti Group"	AngloGold Ashanti and its subsidiary companies;
"Ashanti"	AngloGold Ashanti (Ghana) Limited (formerly Ashanti Goldfields Company Limited), a company incorporated with limited liability under the laws of Ghana with registered number 7094;
"articles"	memorandum and articles of association of AngloGold Ashanti;
"Assumption of Liability Agreement"	agreement concluded between AngloGold Ashanti and the trust on 1 November 2006, in terms of which AngloGold Ashanti will make funds available to the trust to subscribe for the ESOP shares;
"BEE"	black economic empowerment;
"BEE transaction"	collectively, the Bokamoso ESOP and the empowerment transaction, in terms of which, the trust and Izingwe will acquire approximately 1.91% of the issued share capital of AngloGold Ashanti;
"Board"	AngloGold Ashanti board of directors, as constituted from time to time;
"Bokamoso ESOP"	a broad-based employee share ownership plan to be established by AngloGold Ashanti for the benefit of ESOP members;
"Bokamoso ESOP rules"	the rules governing ESOP members' entitlement to ESOP shares and related matters;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"cancellation period"	the period commencing on a relevant cancellation date and ending on the date falling six months after the relevant cancellation date;
"certificated shareholders"	holders of certificated ordinary shares;
"certificated shares"	ordinary shares which are evidenced by a certificate or other physical document of title and which have not been surrendered for dematerialisation;
"Charter Scorecard"	the scorecard for the Mining Charter published pursuant to section 100(2)(a) of the MPRDA under Government Gazette (number 26661 of 13 August 2004) as amended or replaced from time to time;

"CIPRO"	the Companies and Intellectual Property Registration Office, formerly the Registrar of Companies;
"circular"	this bound document, dated 13 November 2006, including the notice of general meeting, annexures and the form of proxy;
"CSDP"	Central Securities Depository Participant, a participant as defined in section 1 of the South African Securities Services Act, No. 36 of 2004;
"custody agreement"	the custody mandate agreement between a dematerialised shareholder and a CSDP or broker covering their relationship in respect of dematerialised shares held by the CSDP or broker;
"dematerialised", "dematerialisation" or "dematerialising"	the process by which certificated shares are or are to be converted into electronic form under STRATE for trading on the JSE;
"dematerialised shares"	ordinary shares which have been dematerialised;
"directors"	the directors of AngloGold Ashanti;
"effective date"	the business day immediately following the date on which the last of the conditions precedent listed in paragraph 8 have been fulfilled;
"employee"	any person employed by AngloGold Ashanti from time to time in connection with any South African operation or division of the company, who is not a participant in any AngloGold Ashanti employee share incentive scheme, including (without limitation) the corporate office, but specifically excluding fixed-term contract employees, independent contractors and employees of contractors who provide services to AngloGold Ashanti;
"empowerment entity"	an entity which is controlled by, and the majority financial interests of which, are beneficially owned by HDSAs;
"empowerment transaction"	the black economic empowerment transaction concluded between AngloGold Ashanti and Izingwe, subject to the conditions precedent contained in the Izingwe Subscription Agreement;
"E shares"	E ordinary shares having a par value of 25 South African cents each in the issued share capital of AngloGold Ashanti to be created to facilitate the BEE transaction, subject to the passing of the necessary resolutions detailed in the notice of general meeting attached to this circular;
"ESOP cancellation formula"	the formula set out in the articles and in the Trust Subscription Agreement in terms of which the company will cancel the E shares, or a portion of them, on each vesting date;
"ESOP member"	any employee who falls within Paterson employment bands A, B or C on the effective date and any person who becomes an employee within Paterson employment bands A, B or C after the effective date but no later than the fourth anniversary of the effective date;
"ESOP-OSA"	employee share schemes, similar to the Bokamoso ESOP, that may be implemented by AngloGold Ashanti in countries other than South Africa, where it conducts mining operations, representing approximately 0.64% of the issued share capital of AngloGold Ashanti on the last practicable date;
"ESOP shares"	collectively, the free shares and the E shares to be issued to the trust;
"ESOP Shop"	ESOP Shop (Proprietary) Limited, a private company duly registered and incorporated with limited liability under the laws of South Africa under registration number 2004/015255/07;
"first allocation date"	1 November 2006;
"free shares"	960,000 ordinary shares to be issued by AngloGold Ashanti to the trust in terms of the Trust Subscription Agreement, representing approximately 0.35% of the issued share capital of AngloGold Ashanti on the last practicable date;
"general meeting"	the general meeting of shareholders to be held at 11:00 on Monday, 11 December 2006, at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa;

"GhSE"	the Ghana Stock Exchange;
"HDSA"	an historically disadvantaged South African, being any natural person disadvantaged in law by unfair discrimination before the Constitution of the Republic of South Africa Act, No. 200 of 1993, came into operation;
"IDRs"	the unsponsored International Depositary Receipts trading on Euronext Brussels, each of which represents one AngloGold Ashanti share;
"Izingwe"	Izingwe Holdings (Proprietary) Limited, an empowerment company duly registered and incorporated with limited liability under the laws of South Africa under registration number 2005/039358/07;
"Izingwe cancellation formula"	the formula set out in the articles and in the Izingwe Subscription Agreement in terms of which the company will cancel the E shares issued to Izingwe, or a portion of them, on each relevant cancellation date;
"Izingwe Subscription Agreement"	the Izingwe subscription and related issues agreement entered into between AngloGold Ashanti and Izingwe on 1 November 2006 in terms of which, *inter alia*, Izingwe will subscribe and AngloGold Ashanti will allot and issue E shares to Izingwe;
"Izingwe transaction notice"	the written notice delivered by Izingwe to AngloGold Ashanti, in respect of the vesting of the transaction notice shares, stipulating, inter alia, the transaction notice date(s) and the transaction notice shares;
"independent professional expert"	The Standard Bank of South Africa Limited, a bank registered in South Africa under registration number 1962/000738/06;
"JSE"	the JSE Limited, a company duly registered and incorporated with limited liability under the laws of South Africa under registration number 2005/022939/06, licensed as an exchange under the South African Securities Services Act, No. 36 of 2004;
"King Code"	South African King Code on Corporate Governance, 2002;
"last practicable date"	3 November 2006, being the last practicable date for inclusion of information prior to the finalisation of this circular;
"Listings Requirements"	the Listings Requirements of the JSE;
"LSE"	the London Stock Exchange plc, a public company duly registered and incorporated with limited liability under the laws of England and Wales under registration number 02075721;
"maturity date"	the seventh anniversary of 1 November 2006, subject to such extensions as may be applicable in terms of paragraphs 4.3.2 and 5.3.2;
"Mining Charter"	the broad-based socio-economic empowerment charter for the South African mining industry, developed under section 100 of the MPRDA together with the Charter Scorecard, and any amended or replacement Mining Charter and/or Charter Scorecard from time to time;
"morning VWAP"	being the VWAP of all ordinary shares trading on the JSE, from the commencement of trade until midday;
"new ESOP members"	an ESOP member whose membership of the Bokamoso ESOP shall have commenced after the effective date;
"NYSE"	the NYSE Group, Inc, a public company duly registered and incorporated with limited liability under the laws of the State of Delaware under the I.R.S Employer Identification number 20-2786071, commonly known as "the New York Stock Exchange";
"ordinary shares"	ordinary shares having a par value of 25 South African cents each in the issued share capital of AngloGold Ashanti;
"oz"	ounces;
"relevant cancellation date"	each of the third, fourth, fifth, sixth and seventh anniversaries of 1 November 2006, subject to such extensions as may be applicable in terms of paragraphs 4.3.2 and 5.3.2;
"relevant share portion"	the share portion or a portion of such share portion to be cancelled by AngloGold Ashanti on each vesting date or on each relevant cancellation date, as the context requires;
"Sarbanes-Oxley Act"	Sarbanes-Oxley Act of 2002;

"SEC"	the United States Securities and Exchange Commission;
"Securities Act"	the United States Securities Act of 1933, as amended;
"Securities Exchange Act"	the United States Securities Exchange Act of 1934, as amended;
"SENS"	the Securities Exchange News Service of the JSE;
"share portions"	the five equal portions into which the E shares issued to Izingwe and the ESOP shares issued to the trust will be divided;
"shareholders"	registered holders of ordinary shares as reflected on the AngloGold Ashanti register and the sub-register maintained by a CSDP or broker;
"share registrars"	Computershare Investor Services 2004 (Pty) Limited in South Africa; Computershare Investor Services PLC in the United Kingdom; Computershare Investor Services Pty Limited in Australia; and NTHC Limited in Ghana;
"South Africa"	the Republic of South Africa;
"STRATE"	STRATE Limited (registration number 1998/022242/06), an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically;
"trade unions"	the registered trade unions with whom AngloGold Ashanti currently has a recognition agreement namely, the National Union of Mineworkers, Solidarity and the United Association of South Africa;
"transaction notice date"	date on which the Izingwe transaction notice will have been given;
"transaction notice shares"	number of E shares stipulated in the Izingwe transaction notice;
"trust"	the Bokamoso Trust, an empowerment entity established for the purpose of acquiring and managing the ESOP shares for the benefit of the ESOP members;
"trust deed"	the trust deed establishing the trust and setting out, inter alia, governance related matters pertaining to the trust and trustees;
"Trust Subscription Agreement"	the trust subscription and related issues agreement entered into between AngloGold Ashanti and on 1 November 2006 the trust in terms of which, inter alia, the trust will subscribe and AngloGold Ashanti will allot and issue the ESOP shares to the trust;
"trustees"	the person/s appointed from time to time as trustees of the trust;
"US"	United States of America;
"US$"	US dollar, the US currency;
"vesting date"	in respect of each ESOP member, the dates on which ESOP shares vest in the ESOP member, the first of such dates being the third anniversary of 1 November 2006, and each subsequent anniversary of 1 November 2006 up to and including the maturity date;
"VWAP"	volume weighted average price, being the total value of the securities traded for the period divided by the total number of securities traded for the period; and
"ZAR" or "R"	Rand, the official currency of South Africa.

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG

CIRCULAR TO SHAREHOLDERS

---

1.   INTRODUCTION

Further to the press announcement released on SENS on Monday, 2 October 2006 regarding the BEE transaction, AngloGold Ashanti has concluded all agreements necessary to implement the BEE transaction. Subject to the fulfilment of the conditions precedent in the agreements and conditions precedent in paragraph 8 below, the BEE transaction will be implemented.

The purpose of this circular is to inform shareholders of the detailed terms of the BEE transaction, the concomitant amendments to the articles and to convene the general meeting at which the resolutions necessary to approve and implement the BEE transaction will be proposed.

2.   RATIONALE

AngloGold Ashanti has committed itself to participating in the transformation and development of South Africa for the future benefit of all South Africans. AngloGold Ashanti fully embraces the Mining Charter and wishes to ensure that AngloGold Ashanti South Africa is transformed in accordance with the requirements thereof. Accordingly, the company has decided to implement the Bokamoso ESOP and to enter into the empowerment transaction. The meaning of Bokamoso is "harvesting for the future". The implementation of the BEE transaction also gives effect to the undertakings made by AngloGold Ashanti to the Department of Minerals and Energy at the time that it gained its mineral rights conversions.

The Bokamoso ESOP creates an opportunity for AngloGold Ashanti and the trade unions to ensure a closer alignment of the interests between employees and the company, and the seeking of shared growth solutions to build partnerships in areas of shared interest.

The promotion and establishment of the Bokamoso ESOP constitutes a further contribution by AngloGold Ashanti and the trade unions to the objective of shared growth in South Africa, in that employee share ownership can strengthen the growth prospects of the company while simultaneously sharing the rewards with employees.

For AngloGold Ashanti, the BEE transaction follows those transactions concluded earlier between AngloGold Ashanti and African Rainbow Minerals Gold Limited ("ARM") involving various of the company's Vaal River and Free State assets. The Mining Charter requires that every mining company achieve 15% ownership by HDSAs of its South African mining assets by 1 May 2009, and 26% ownership by 1 May 2014. AngloGold Ashanti, as a result of the transactions entered into with ARM has transferred 20% of its attributable production in South Africa to HDSAs, and the implementation of the BEE transaction as proposed in this circular, should finalise its obligation in terms of the Mining Charter.

3.   CREATION OF THE E SHARES

3.1   AngloGold Ashanti will increase its authorised share capital through the creation of a maximum of 4,280,000 E shares. A maximum of 4,280,000 E shares will be issued by AngloGold Ashanti to the trust and Izingwe, as set out in paragraphs 4.1.2 and 5.2.1 respectively, for purposes of the BEE transaction.

3.2   The full terms of the E shares are set out in special resolution number 2 in the notice of general meeting attached to this circular. The key terms on the E shares are:

3.2.1   AngloGold Ashanti will have the right to cancel the E shares, or a portion of them, in accordance with the ESOP and Izingwe cancellation formula, respectively;

3.2.2   the E shares will not be listed;

3.2.3   the E shares which are not cancelled will be converted into ordinary shares; and

3.2.4   the E shares will each be entitled to receive a dividend equal to one-half of the dividend per ordinary share declared by the company from time to time.

3.3 The JSE does not ordinarily allow the creation of unlisted securities with voting and other rights attached thereto, but in the interests of BEE, the JSE has agreed to the creation of the E shares subject to the terms in paragraphs 3.4 to 3.8 below. In addition, the JSE has requested a fair and reasonable opinion as referred to in paragraph 11 and shareholders will be requested to vote on the BEE transaction as set out in paragraph 9 below.

3.4 Although the E shares will have full voting rights, the holders of the E shares will not be entitled to veto any resolution that would otherwise have been capable of being passed, or not, by the required majority of votes of the holders of ordinary shares.

3.5 The E shares will be subject to the Listings Requirements and will not be counted for categorisation purposes in terms of section 9 of the Listings Requirements.

3.6 The E shares will be held in escrow with AngloGold Ashanti's attorneys.

3.7 The E shares cannot be transferred by the company to an entity that is not an empowerment entity. The life span of the E shares will end on the maturity date. Where the Bokamoso ESOP E shares are concerned, the vesting dates represent a balance between facilitating shorter-term material benefit for employees and longer-term savings opportunities, as agreed between the company and the trade unions. With the respect to Izingwe's E shares, Izingwe is AngloGold Ashanti's chosen BEE partner because of its relationship with the trust as envisaged in paragraph 6 and the coincidence of its leadership value system with that of AngloGold Ashanti.

3.8 Once the E shares have been issued to the trust and Izingwe as set out in paragraphs 4.1.2 and 5.2.1, respectively, neither the trust nor Izingwe can dispose of the E shares or a portion of them without the prior written consent of AngloGold Ashanti.

4. BOKAMOSO ESOP

4.1 Subscription for ESOP shares

4.1.1 AngloGold Ashanti will establish the trust to acquire and administer the ESOP shares for the benefit of the ESOP members. The trust will be a non-public shareholder for purposes of the Listings Requirements.

4.1.2 On and with effect from the effective date, the trust will subscribe for and AngloGold Ashanti will allot and issue to the trust:
– a maximum of 2,880,000 E shares at 38.88% of the 30-day VWAP of an ordinary share trading on the JSE on the effective date, which represents the expected cost to AngloGold Ashanti of the E shares issued to the trust; and
– the free shares at the opening price of an ordinary shares on the JSE, on the effective date.

4.1.3 AngloGold Ashanti will carry the cost of the Bokamoso ESOP by making cash payments in terms of the Assumption of Liability Agreement to the trust amounting to approximately R624 million, which represent the expected cost to AngloGold Ashanti of the Bokamoso ESOP.

4.1.4 In terms of the Trust Subscription Agreement, the trust cannot sell the ESOP shares or a portion of them without the prior written consent of AngloGold Ashanti.

4.1.5 The ESOP shares will constitute 1.4% (after the issue of the ESOP shares to the trust and the E shares to Izingwe, respectively) of AngloGold Ashanti's issued share capital.

4.1.6 The Mining Charter promotes the employment of people from the major labour sending areas (being Lesotho, Botswana, Swaziland and Mozambique) and it prohibits discrimination against foreign migrant labour. Further, AngloGold Ashanti understands the Department of Minerals and Energy to extend the definition of HDSA, for purposes of the South African mining industry, to include people from the major labour sending areas. Accordingly, approximately 90% of all ESOP members, including black employees from the major labour sending areas, will be HDSAs. Approximately 2.2% of ESOP members will be white women and 54% will be black South African citizens.

4.2 Allocation of shares

4.2.1 Each ESOP member will be allocated ESOP shares according to the date of commencement of their membership of the Bokamoso ESOP as follows:
– if membership commenced on the effective date, then on the first allocation date that member will be allocated 90 E shares and 30 free shares;
– if membership commenced on the first anniversary of the first allocation date, then on that allocation date that ESOP member will be allocated 72 E shares and 24 free shares;
– if membership commenced on the second anniversary of the first allocation date, then on that allocation date that ESOP member will be allocated 54 E shares and 18 free shares;

– if membership commenced on the third anniversary of the first allocation date, then on that allocation date that ESOP member will be allocated 36 E shares and 12 free shares; and

– if membership commenced on the fourth anniversary of the first allocation date, then on that allocation date that ESOP member will be allocated 18 E shares and 6 free shares.

4.2.2 Any ESOP shares held by the trust which have not been allocated to ESOP members on the fifth, sixth and seventh anniversaries of the first allocation date will be allocated equally to all current ESOP members on that date.

4.3 Vesting

4.3.1 Subject to paragraph 4.10 below, on each vesting date, there will vest in each ESOP member who has been an ESOP member for not less than three years:

– 18 E shares; and

– 6 free shares.

4.3.2 If the application of the ESOP cancellation formula to the shares that will vest in accordance with paragraph 4.3.1 above would have resulted in all of the E shares vesting in ESOP members on any vesting date being cancelled, then that vesting date in respect of E shares only, will be automatically delayed for six months from the relevant vesting date.

4.4 Dividends

4.4.1 The dividends declared and paid to the trust in respect of the free shares will accrue and be paid to ESOP members, *pro rata* to the number of ESOP shares allocated to them.

4.4.2 The dividends declared and paid to the trust in respect of E shares will accrue as follows:

– first to the trust, to the extent required to pay the trust's expenses excluding administration costs; and

– the balance remaining will thereafter accrue and be paid to ESOP members, *pro rata* to the number of ESOP shares allocated to them.

4.5 Cancellation of E shares by AngloGold Ashanti

4.5.1 AngloGold Ashanti will be entitled to cancel the E shares on each relevant cancellation date in accordance with paragraphs 4.5.2 and 4.5.3 below. The E shares converted into ordinary shares as envisaged in paragraphs 4.5.2 and 4.5.3 will accrue to the trust.

4.5.2 Subject to paragraph 4.3.2, on each relevant cancellation date, AngloGold Ashanti will:

– ascertain the morning VWAP of an ordinary share on the relevant cancellation date;

– calculate the number of E shares which AngloGold Ashanti will cancel in respect of the relevant share portion ("cancellation shares") in accordance with paragraph 4.5.3;

– subject to paragraph 4.3.2 above, cancel the cancellation shares;

– procure the conversion of the E shares which will not have been cancelled ("the conversion shares"), into ordinary shares; and

– procure that the conversion shares, after their conversion into ordinary shares, will be listed on the JSE.

4.5.3 The number of E shares to be cancelled by AngloGold Ashanti will be determined as follows:

$$A = \frac{B - C + D}{E}$$

where:

A   is the number of cancellation shares which AngloGold Ashanti will be entitled to cancel, which number will not be greater than the number of E shares constituting the relevant share portion;

B   is 90% of the 30-day VWAP of an ordinary share on the JSE on the effective date multiplied by the number of E shares constituting the relevant share portion ("the opening balance");

C   is the amount equal to 50% of the aggregate dividends per ordinary share paid by AngloGold Ashanti ("the reduction") during the period commencing on the effective date and terminating on the relevant cancellation date ("the relevant period"), multiplied by the number of E shares constituting the relevant share portion;

D   is an increment, calculated by the application of an escalation factor ("the factor") of 7%, nominal annual compounded monthly in arrears, to the opening balance in respect of the relevant period, provided that there will be taken into account, in the application of the factor, the reduction and further provided that the reduction will be deemed to have reduced the total amount to which the factor will be applied from time to time, on the same dates and in the same proportions as AngloGold Ashanti will from time to time have declared and paid dividends to the holders of ordinary shares; and

E   is the morning VWAP, as ascertained in paragraph 4.5.2 above.

4.6 Administration expenses

4.6.1 AngloGold Ashanti has offered to administer the Bokamoso ESOP on behalf of the trust at no cost to the trust.

4.6.2 Trust expenses, excluding administration costs, will be divided between the trust and AngloGold Ashanti such that AngloGold Ashanti bears two-thirds of the cost, and the trust one-third, which will be paid out of the dividends paid to the trust in respect of the E shares.

4.6.3 In the event that the dividends paid to the trust in respect of the E shares are insufficient to pay the trust's share of the trust expenses (excluding administration costs), AngloGold Ashanti will pay any shortfall so arising.

4.7 Appointment of trustees

4.7.1 A minimum of three and a maximum of nine trustees will be appointed to administer the trust. Trustees will be appointed as follows:

– the National Union of Mineworkers will appoint up to two trustees;

– Solidarity and the United Association of South Africa will appoint one trustee each;

– AngloGold Ashanti will be entitled, but not obliged, to appoint one trustee; and

– AngloGold Ashanti and the trade unions shall, by agreement between them, appoint up to four independent persons as trustees, at least one of whom will be suitably qualified to participate in the financial management of the trust.

4.7.2 Trustees will not be ESOP members, unless the trade unions nominate an AngloGold Ashanti employee as a trustee acting on their behalf. The majority of trustees will be HDSAs.

4.8 Voting

Notwithstanding the allocation of ESOP shares to ESOP members, the trust will remain able and entitled to exercise all voting rights attaching to all ESOP shares held by the trust until such shares vest in the ESOP members as contemplated in the Bokamoso ESOP rules.

4.9 Distributions

On a vesting date, benefits to which ESOP members have become entitled, will be paid and/or distributed by the trustees, to the ESOP member in accordance with his wishes and subject to the Bokamoso ESOP rules.

4.10 Share allocation where ESOP shares are insufficient

The Bokamoso ESOP rules make detailed provision for the position in the event that on any relevant allocation date insufficient ESOP shares are available to allocate to ESOP members who join the ESOP after the first allocation date ("new ESOP members"). Further, the Bokamoso ESOP rules make detailed provision for the vesting of ESOP shares and the payment of dividends where insufficient ESOP shares were available to allocate to new ESOP members. AngloGold Ashanti will not issue more ESOP shares than those envisaged in paragraph 4.1.2 above.

4.11 Termination of employment

The Bokamoso ESOP rules make detailed provision for the position in the event of retrenchment, retirement, promotions or appointments into employee categories that participate in other employee incentive schemes of AngloGold Ashanti, as well as death, dismissal or resignation of ESOP members.

4.12 Amendments to the articles

In order to implement the Bokamoso ESOP, AngloGold Ashanti is required to amend its articles to attach certain rights and restrictions on the E shares. These proposed amendments are set out in special resolution number 2 in the notice of general meeting attached to this circular.

5. THE EMPOWERMENT TRANSACTION

5.1 Information relating to Izingwe

Izingwe is an empowerment investment vehicle led by Sipho Pityana, who has occupied strategic roles in both the public and private sectors. He was a senior executive of Nedbank Limited and is currently a non-executive director of several companies including Bytes Technology Group Limited, African Oxygen Limited, Munich Re and Aberdare Cables Limited.

Izingwe is a significant investor in mining, engineering and infrastructure development. It is an active and long-term shareholder in the companies in which it invests and it makes focussed and value enhancing interventions in its underlying investments. It also has strong operational strengths and strategic alliances.

5.2 Subscription for E shares

5.2.1 On and with effect from the effective date, Izingwe will subscribe for and AngloGold Ashanti will allot and issue to Izingwe 1,400,000 E shares, at their par value of 25 cents per share, constituting 0.5% (after the issue of the ESOP shares to the trust and E shares to Izingwe, respectively) of AngloGold Ashanti's issued share capital.

5.2.2 The E shares issued to Izingwe will have broadly similar terms to those issued to the trust.

5.2.3 In terms of the Izingwe Subscription Agreement, Izingwe may not dispose of all or a portion of the E shares issued to Izingwe by the company other than to AngloGold Ashanti, without the prior written consent of AngloGold Ashanti.

5.3 Cancellation of E shares by AngloGold Ashanti

5.3.1 AngloGold Ashanti will be entitled to cancel the E shares on each relevant cancellation date in accordance with paragraphs 5.3.3 and 5.3.4 below. The E shares that are not cancelled and are converted into ordinary shares as envisaged in paragraphs 5.3.3 and 5.3.4 will accrue to Izingwe.

5.3.2 Izingwe will be entitled to deliver a maximum of six Izingwe transaction notices in respect of each relevant share portion or part thereof, provided that Izingwe will deliver Izingwe transaction notices in respect of all the E shares constituting the relevant share portion during the cancellation period.

5.3.3 On the delivery by Izingwe of each Izingwe transaction notice, AngloGold Ashanti will:

– ascertain the morning VWAP of an ordinary share on the JSE on the day on which the Izingwe transaction notice is delivered;

– calculate the number of E shares which AngloGold Ashanti will cancel in respect of the Izingwe transaction notice ("cancellation shares") in accordance with paragraph 5.3.4 below;

– cancel the cancellation shares;

– procure the conversion of the E shares which will not have been cancelled ("the conversion shares"), into ordinary shares;

– procure that the conversion shares, after their conversion into ordinary shares, will be listed on the JSE.

5.3.4 On each relevant cancellation date, the number of E shares to be cancelled by AngloGold Ashanti will be determined as follows:

$$A = \frac{B - C + D}{E}$$

where:

A will be the number of cancellation shares, which number will not be greater than the number of E shares constituting the relevant share portion, or, where the transaction notice shares are less than the number of E shares constituting the relevant share portion, greater than the number of transaction notice shares;

B will be 90% of the 30-day VWAP of an ordinary share on the JSE on the effective date multiplied by the number of transaction notice shares ("the opening balance");

C is the amount ("the reduction") equal to 50% of the aggregate dividends per ordinary share paid by AngloGold Ashanti during the period commencing on the effective date and terminating on the transaction notice date ("the relevant period"), multiplied by the number of transaction notice shares;

D is an increment, calculated by the application of an escalation factor ("the factor") of 8%, nominal annual compounded monthly in arrears, to the opening balance in respect of the relevant period, provided that there will be taken into account, in the application of the factor, the reduction and further provided that the reduction will be deemed to have reduced the total amount to which the factor will be applied from time to time, on the same dates and in the same proportions as AngloGold Ashanti will from time to time have declared and paid dividends to the holders of ordinary shares; and

E is the morning VWAP, as ascertained in paragraph 5.3.3 above.

5.4 Entitlement to subscribe

5.4.1 Izingwe will be entitled, by not later than 15 business days after the transaction notice date, to subscribe for such number of ordinary shares as will not exceed the number of cancellation shares, for a subscription price per ordinary share equal to the ordinary share price on the JSE on the transaction notice date.

5.4.2 The number of ordinary shares issued by AngloGold Ashanti pursuant to paragraph 5.4.1 above will not exceed the number of E shares issued to Izingwe at the inception of the empowerment transaction, being 1,400,000.

6. RELATIONSHIP BETWEEN THE TRUST AND IZINGWE

AngloGold Ashanti, the trade unions and Izingwe have identified the potential for a formal relationship to be established between the trust and Izingwe, which will determine areas of co-operation and define an active role for Izingwe in representing the interests of both the trust and Izingwe ("the parties"). These potential areas may include co-operation on the following:

– the possibility of the parties working together and co-operating as shareholders in AngloGold Ashanti;

– specific areas where Izingwe can play an active role in the business of AngloGold Ashanti. These are areas where Izingwe could represent both parties' interests and where, as a result of their involvement, they could act as a channel of communication to the trust on operational issues. This includes participation on transformation initiatives, representations at Board and management committees and involvement on human resource issues;

– Izingwe playing a role and/or representing the interests of both parties in new business initiatives and projects within AngloGold Ashanti and/or components of the business that are particularly sensitive to transformation issues, such as procurement and beneficiation; and

– Izingwe providing skills and assistance to the trust on a basis to be mutually agreed between them so as to maximise the value and growth of the trust.

Accordingly, it is the intention of the parties to embark upon their relationship of cooperation and enter into specific bilateral agreements, in appropriate cases, to deal with specific issues that may arise in the furtherance and implementation of the general cooperative relationship between the parties.

7. DIRECTORS' DISCRETION TO ISSUE ADDITIONAL ORDINARY SHARES IN TERMS OF AN ESOP-OSA

AngloGold Ashanti is considering implementing employee share schemes similar to the Bokamoso ESOP in countries, other than South Africa, where it conducts mining operations. The ESOP-OSA may involve the issue of ordinary shares and accordingly, shareholders' approval will be required to issue a maximum of 1,760,000 ordinary shares for this purpose by the company, at its discretion. The company, in its discretion, will have until 31 December 2009 to implement the ESOP-OSA, after which date, shareholders' authority will lapse.

To the extent that the ESOP-OSA is implemented and requires exchange control approval from the South African Reserve Bank Exchange Control Department, such approval will be sought prior to any implementation and no ordinary shares will be issued in terms of the ESOP-OSA until such exchange control approval has been received.

8. CONDITIONS PRECEDENT

The BEE transaction is subject to the fulfilment of the following conditions precedent:

– the passing of all necessary resolutions by the requisite majority of shareholders at the general meeting; and

– the registration of the special resolutions set out in the notice of general meeting attached to the circular by CIPRO.

9. SHAREHOLDER APPROVAL

The issue of E shares and/or ordinary shares to the trust, Izingwe and ESOP-OSA as envisaged in paragraphs 4, 5 and 7 above constitute specific issues of shares for cash in terms of the Listings Requirements. Such issues require the approval of an ordinary resolution by a 75% majority vote of shareholders in general meeting present in person or by proxy.

The creation of the E shares and the concomitant amendments to the articles require the approval of a special resolution by 75% of shareholders in general meeting present in person or by proxy.

10. UNAUDITED *PRO FORMA* FINANCIAL INFORMATION RELATING TO ANGLOGOLD ASHANTI

The unaudited *pro forma* financial information of AngloGold Ashanti was prepared in order to show the effects of the issue, assuming that the issue took place to its full extent on 1 January 2006 for purposes of the income statement for the nine month period ended and as at 30 September 2006 for purposes of the balance sheet. The information is the responsibility of the directors of AngloGold Ashanti and has been prepared for illustrative purposes only and may not, because of its nature, fairly present the issuer's financial position, changes in equity, results of operations or cash flows. It does not purport to be indicative of what the results or financial results would have been if the issue had actually occurred at an earlier date.

The unaudited pro forma financial information of AngloGold Ashanti should be read in conjunction with the notes thereto and the report of Ernst & Young (Annexure 2).

Unaudited *pro forma* per share information for the nine-month period ended 30 September 2006

The *pro forma* historical financial effects of the issue are as follows:

For the nine-month period ended 30 September 2006		Before the issue	After the issue	Movement (%)
Net asset value per share[1]	US cents	1,061	1,041	(1.89)
Net tangible asset value per share[1]	US cents	914	897	(1.86)
Cash gross profit per share[2]	US cents	449	440	(2.00)
Basic earnings per share[3]	US cents	10	(1)	(110.00)
Diluted earnings per share[4]	US cents	10	(1)	(110.00)
Headline earnings per share[5]	US cents	9	(2)	(122.22)
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value adjustment on convertible bonds and interest rate swap per share[6]	US cents	135	122	(9.63)
Weighted average number of shares in issue[7]		271,588,698	275,518,698	1.45
Weighted average diluted number of shares in issue[8]		271,713,372	275,643,372	1.45
Number of shares in issue[9]		275,258,118	280,498,118	1.90
Net debt to net capital employed[10]		18.7%	18.7%	

In these pro formas, shares refers to AngloGold Ashanti ordinary shares.

Notes:

1. Net asset value per share is computed by dividing total equity by the number of shares in issue. Net tangible asset value per share is computed by dividing total equity (excluding intangible assets) by the number of shares in issue.

2. The cash gross profit per share computation has been based on the weighted average number of shares in issue.

3. Basic earnings per share is computed by dividing net earnings by the weighted average number of shares in issue.

4. The diluted earnings per share is computed by dividing net earnings by the weighted average diluted number of shares in issue.

5. Headline earnings removes items of a capital nature from the calculation of earnings per share. Headline earnings per share is computed by dividing headline earnings by the weighted average number of shares in issue.

6. Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value adjustment on convertible bonds and interest rate swaps divided by the weighted average number of shares in issue.

7. The weighted average number of shares in issue was 271,588,698 for the period ended 30 September 2006 and as a result of the issuance of 5,240,000 shares, the weighted average number of shares in issue for that period would have been 275,518,698.

8. The weighted average diluted number of shares in issue was 271,713,372 for the period ended 30 September 2006 and as a result of the issuance of 5,240,000 shares, the weighted average diluted number of shares in issue for that period would have been 275,643,372. The weighted average diluted number of shares in issue for the period ended 30 September does not assume the effect of 15,384,615 shares issuable upon the conversion of the convertible bonds, as their effects are anti-dilutive.

9. The number of shares in issue as at 30 September 2006 was 275,258,118 and, as a result of the issue, the number of shares in issue as at that date would have been 280,498,118. This assumes that all E shares will convert into ordinary shares.

10. Net debt includes both long-term and short-term debt and is net of cash. Net capital employed is calculated as shareholders' equity adjusted for other comprehensive income and deferred taxation, plus minority interests, interest bearing debt, less cash.

11. OPINION AND RECOMMENDATION

The independent professional expert appointed by AngloGold Ashanti in terms of the Listings Requirements has considered the terms and conditions of the BEE transaction, including the issue of the E shares as contemplated in the circular, and is of the opinion that such terms and conditions are fair and reasonable to the shareholders.

The independent professional expert's report is included as Annexure 3.

The directors have considered the terms and conditions of the BEE transaction together with the opinion of the independent professional expert and are of the opinion that such terms and conditions are in the best interests of

AngloGold Ashanti and its shareholders. The directors accordingly recommend that shareholders vote in favour of the resolutions necessary to implement the BEE transaction. All the directors who hold shares in AngloGold Ashanti will vote in favour of the resolutions necessary to implement the BEE transaction.

12. SALIENT INFORMATION ON ANGLOGOLD ASHANTI

12.1 Background information

The AngloGold Ashanti Group conducts gold mining operations in Africa, North and South America and Australia and undertakes exploration activities worldwide. In addition, AngloGold Ashanti is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold. AngloGold Ashanti, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-life, relatively low-cost assets and differing orebody types in key gold producing regions. As at 31 December 2005, AngloGold Ashanti had gold reserves of 63.3Moz. For the year ended 31 December 2005, AngloGold Ashanti had total revenues, in accordance with International Financial Reporting Standards, of US$2,730 million and gold production of 6.166Moz, produced at a total cash cost of US$281/oz.

AngloGold Ashanti (formerly AngloGold Limited) (registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and in South Africa, is subject to the South African Companies Act, No. 61 of 1973, as amended. AngloGold Ashanti resulted from the consolidation of the gold interests of Anglo American Corporation of South Africa Limited and its associated companies into a single focused, independent gold company in 1998. At the time AngloGold Ashanti's production and reserve base were primarily located in South Africa (96.6% of 1997 production and 99% of reserves as at 31 December 1997), and one of AngloGold Ashanti's primary objectives was to achieve greater geographic and orebody diversity. Through a combination of merger, acquisition and disposal initiatives as well as organic growth activities, AngloGold Ashanti has developed a high quality, well diversified asset portfolio resulting in:

– production from 20 operations in ten countries – Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America;

– for the year ended 31 December 2005, 57% of production and 58% of reserves being from outside of South Africa; and

– production from a broad variety of orebody types with open-pit and underground mines.

On 26 April 2004, AngloGold acquired the entire issued share capital of Ashanti at an exchange ratio of 0.29 ordinary shares for every Ashanti share pursuant to a scheme of arrangement which was confirmed by the High Court in Ghana. AngloGold changed its name to AngloGold Ashanti on the same day. AngloGold Ashanti's offices are detailed on page 4 under corporate information.

AngloGold Ashanti will continue to pursue a strategy of achieving a balanced geographic and orebody diversity but will only consider opportunities to increase reserves and production through expansion projects, brownfields and greenfields exploration and acquisition of new assets, with the objective of enhancing shareholder value. Anglo American plc has announced that it intends to reduce its shareholding in AngloGold Ashanti while still remaining a significant shareholder in the medium term, thereby providing AngloGold Ashanti strategic flexibility in considering any such opportunities.

AngloGold Ashanti's strategy is currently focused on three key initiatives:

Optimising the value of its asset base: AngloGold Ashanti seeks to enhance margins by managing costs through a number of continuing initiatives, including:

– increased efficiency by way of optimised material usage, enhanced productivity, rationalisation of overhead structures and facilities, management and reductions in the use of contractors;

– a focused procurement strategy aimed at reductions in purchases prices, reductions in internal costs (including logistics, warehousing and administration), reductions or optimisation of external costs (through joint research and development, substitution and increased productivity);

– furthermore, AngloGold Ashanti remains focused on seeking to optimise and maximise the value to be derived from its existing assets through various initiatives and investments, including:

– fully funding organic growth projects designed and assessed against a strict set of financial criteria with the objective of enhancing shareholder value;

– turning around assets in transition. In particular this includes various initiatives to re-capitalise, increase development and mining flexibility and ultimately gold production from current levels at the Obuasi mine in Ghana; and

– managing near-end-of-life mines to cost effective socially responsible mine closures.

Realising growth initiatives with the objective of enhancing shareholder value: In addition to organic growth via the development of projects designed to enhance shareholder value at new and existing operations, AngloGold Ashanti also intends to grow via a focused exploration and acquisition strategy:

– Greenfields/brownfields exploration: AngloGold Ashanti has a well-established exploration capability. In 2005 there was expenditure of US$37 million on greenfields exploration in 12 countries and US$42 million on brownfields exploration across ten countries. Its greenfields exploration activity extends to various "New Frontier" regions including Australia, Colombia, the Democratic Republic of Congo, China, the Philippines, Laos and Russia;

– Mergers and Acquisitions: In addition to the many large transforming mergers and acquisitions which AngloGold Ashanti has undertaken since 1998 including the acquisition of its assets in North and South America from Minorco SA, the acquisition of Acacia Resources which established its base in Australia, the acquisition of its interest in the Morila mine in Mali, the initial acquisition of a 50% interest in the Geita mine in Tanzania and ultimately the merger with Ashanti (which merger, amongst acquiring other assets, also resulted in AngloGold Ashanti owning 100% of Geita), AngloGold Ashanti continues to consider and assess potential acquisitions against a set of financial criteria designed to enhance shareholder value, which it believes could result in the growth of its business both in the regions where it currently operates as well as in its "New Frontier" regions; and

– Partnerships and alliances: AngloGold Ashanti has developed a strategy of working with smaller companies in order to explore opportunities in prospective areas. Partnerships established to date include the acquisition of minority interests in Red 5 Limited, with assets in the Philippines, Trans-Siberian Gold plc, with assets in Russia and Dynasty Gold Corporation, with assets in China, as well as exploration alliance agreements with Oxiana Limited in Laos and with Eurasia plc in respect of the Chita and Buryat regions of Russia. In addition, AngloGold Ashanti announced in September 2006 that it had entered into a 50:50 strategic alliance with the Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal, in terms of which, AngloGold Ashanti and Polymetal will cooperate in exploration, acquisition and development of gold mining opportunities within the Russian Federation.

Sustaining and creating future gold demand: AngloGold Ashanti is committed to supporting the growth of existing markets for gold as well as the development of new markets for gold via various gold marketing and market development initiatives.

12.2 Share capital of AngloGold Ashanti

AngloGold Ashanti's authorised and issued share capital is detailed below.

	Ordinary shares	A redeemable preference shares	B redeemable preference shares	E shares
Authorised at last practicable date:				
– number	400,000,000	2,000,000	5,000,000	–
– amount	ZAR100,000,000	ZAR1,000,000	ZAR50,000	–
Issued at last practicable date:				
– number	275,262,318	2,000,000	778,896	–
– nominal amount	ZAR68,815,580	ZAR1,000,000	ZAR7,789	–
– share premium amount	ZAR22,008,747,892	ZAR117,456,000	ZAR194,716,211	–
– total share capital	ZAR22,077,563,472	ZAR118,456,000	ZAR194,724,000	–
Authorised at allocation dates:				
– number	400,000,000	2,000,000	5,000,000	4,280,000
– amount	ZAR100,000,000	ZAR1,000,000	ZAR50,000	ZAR1,070,000
Issued at allocation dates:				
– number	276,222,318	2,000,000	778,896	4,280,000
– nominal amount	ZAR69,055,795	ZAR1,000,000	ZAR7,789	ZAR1,070,000
– share premium amount*	ZAR22,296,507,892	ZAR117,456,000	ZAR194,716,211	–
– total share capital*	ZAR22,365,563,687	ZAR118,456,000	ZAR194,724,000	ZAR1,070,000

*Based on a 30-day VWAP of an ordinary share trading on the JSE of R300 per share.

The ordinary shares, the E shares and the A redeemable preference shares have voting rights, while the B redeemable preference shares have voting rights only under certain circumstances and, in respect of each of these classes of shares, there is no provision in the articles for cumulative voting.

All of the issued ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

All of the A redeemable preference shares and B redeemable preference shares are held by Eastvaal Gold Holdings Limited, AngloGold Ashanti's wholly-owned subsidiary. The articles provide that the A redeemable preference shares and B redeemable preference shares are not transferable.

All of the E shares will facilitate the implementation of the BEE transaction as detailed in this circular.

13. DIRECTORS AND SENIOR MANAGEMENT

13.1 Information on directors

Name	Function	Business address
South African if not otherwise indicated below		
Russell Philip Edey (64) (British)	Independent non-executive director and Chairman	New Court St Swithin's Lane London EC4P 4DU
Dr Thokoana James Motlatsi (55)	Independent non-executive director and Deputy chairman	121 Eloff Street Ext Selby Johannesburg 2001
Robert Michael Godsell (54)	Executive director and Chief Executive Officer	11 Diagonal Street Johannesburg 2001
Frank Bentley Arisman (62) (American)	Independent non-executive director	No. 7 St Luke's Place New York NY 10014
Reginald Emmanuel Bannerman (72) (Ghanaian)	Independent non-executive director	87 Liberty Avenue Accra Ghana
Elisabeth le Roux Bradley (67)	Independent non-executive director	10 Anerley Road Parktown Johannesburg 2193
Colin Bertram Brayshaw (71)	Independent non-executive director	Coronation Place Freestone Park 135 Patricia Road Sandton 2196
Arthur Harry Calver (59) (British)	Non-independent non-executive alternate director	45 Main Street Johannesburg 2001
Roberto Carvalho Silva (55) (Brazilian)	Executive director: Chief operating officer – International	11 Diagonal Street Johannesburg 2001
Dr Samuel Esson Jonah (56) (Ghanaian)	Non-independent non-executive director and President	1st Floor AMB Building 18 Fricker Road Illovo 2196
René Médori (49) (French)	Non-independent non-executive director	20 Carlton House Terrace London SW1Y 5AN
Joseph Henry Mensah (78) (Ghanaian)	Independent non-executive director	1 Ninth Estate Road Kanda Accra Ghana
William Alan Nairn (61)	Non-independent non-executive director	44 Main Street Johannesburg 2001
Prof. Wiseman Lumkile Nkuhlu (62)	Independent non-executive director	2nd Floor, Summit Place 15 School Road, corner Rivonia Road Morningside 2196

Name	Function	Business address
Neville Francis Nicolau (47)	Executive Director: Chief operating officer – Africa	11 Diagonal Street Johannesburg 2001
Simon Robert Thompson (47) (British)	Non-independent non-executive director	20 Carlton House Terrace London SW1Y 5AN
Anthony John Trahar (57)	Non-independent non-executive director	44 Main Street Johannesburg 2001
Srinivasan Venkatakrishnan (41) (British)	Executive director: Finance	11 Diagonal Street Johannesburg 2001
Peter Graeme Whitcutt (41)	Non-independent non-executive alternate director	20 Carlton House Terrace London SW1Y 5AN

13.2 Directors' interests in securities

At the last practicable date, the directors' direct and indirect beneficial and non-beneficial interests in AngloGold Ashanti's issued ordinary share capital, which interests do not individually exceed 0.1%, are as follows:

	Beneficial Direct	Beneficial Indirect	Non-beneficial[1]
Executive directors			
R Carvalho Silva	–	–	–
R M Godsell	13,010	–	–
N F Nicolau	3,000	–	–
S Venkatakrishnan	652	–	–
Sub-total	**16,662**	**–**	**–**
Non-executive directors			
F B Arisman	–	2,000	–
R E Bannerman	–	–	–
Mrs E le R Bradley	–	23,423	13,027
C B Brayshaw	–	–	–
R P Edey	–	1,000	–
S E Jonah	18,469	–	–
R Médori	–	–	–
J H Mensah	–	–	–
T J Motlatsi	–	–	–
W A Nairn	–	–	–
W L Nkuhlu	–	–	–
S R Thompson	–	–	–
A J Trahar	–	–	–
Sub-total	**18,469**	**26,423**	**13,027**
Alternates			
A H Calver	–	46	–
P G Whitcutt	–	–	–
Sub-total	**–**	**46**	**–**
Total	**35,131**	**26,469**	**13,027**

[1] The director derives no personal benefit.

Other than listed above, the directors do not have any interest in the share capital of AngloGold Ashanti.

13.3 Directors' remuneration

The remuneration receivable by directors will not be varied as a consequence of the BEE transaction.

13.4 Directors' interests in transactions

The directors had no material beneficial interests, directly or indirectly, in transactions effected by AngloGold Ashanti during the current or immediately preceding financial year or any transaction during any financial year which remains in any respect, outstanding or unperformed.

None of the directors will benefit from the implementation of the BEE transaction.

13.5 Information on senior management

Name	Function	Business address
Charles Carter (44) BA (Hons), DPhil	Executive Officer – Investor Relations	11 Diagonal Street Johannesburg 2001
Dave Diering (55) BSc, AMP	Executive Officer – Business Planning: Africa	11 Diagonal Street Johannesburg 2001
Richard Duffy (42) BCom, MBA	Executive Officer – Business Development	11 Diagonal Street Johannesburg 2001
Dawn Earp (44) BCom, BAcc, CA(SA)	Executive Officer – Finance	11 Diagonal Street Johannesburg 2001
Don Ewigleben (52) BSc, DJur	Executive Officer – Law, Safety, Health and Environment	11 Diagonal Street Johannesburg 2001
Ben Guenther (54) BS (Min. Eng)	Executive Officer – International Technical	11 Diagonal Street Johannesburg 2001
Hester Hickey (52) BCompt (Hons), CA(SA)	Executive Officer – Head of Risk	11 Diagonal Street Johannesburg 2001
Steve Lenahan (51) BSoc Sc, MSc	Executive Officer – Corporate Affairs	11 Diagonal Street Johannesburg 2001
Mark Lynam (45) BEng (Mech)	Executive Officer – Treasury	11 Diagonal Street Johannesburg 2001
Fritz Neethling (54) BSc (Mech. Eng)	Executive Officer – Africa: Open-Pit Mining	11 Diagonal Street Johannesburg 2001
Peter Rowe (57) BSc (Chem. Eng)	Executive Officer – Corporate Technical Group	11 Diagonal Street Johannesburg 2001
Thero Setiloane (47) FAE, BSc (Mech Eng)	Executive Officer – Marketing	11 Diagonal Street Johannesburg 2001
Nigel Unwin (53) BA	Executive Officer – Human Resources and Information Technology	11 Diagonal Street Johannesburg 2001
Yedwa Simelane (41) BA LLB, FILPA, MAP	Executive Officer and Managing Secretary	11 Diagonal Street Johannesburg 2001

14. CORPORATE GOVERNANCE

14.1 Compliance with King Code

AngloGold Ashanti is compliant with the King Code except in a few areas where the company has chosen not to adhere. Areas of non-compliance with the King Code are detailed below.

In order to comply with AngloGold Ashanti's obligations in terms of the Sarbanes-Oxley Act and the King Code, and in the interests of good governance, AngloGold Ashanti has adopted a code of ethics for employees, a code of ethics for senior financial officers, and a whistle-blowing policy that encourages employees and other stakeholders to confidentially report acts of an unethical or illegal nature affecting AngloGold Ashanti's interests. Both codes and the whistle-blowing policy are available on the AngloGold Ashanti website.

14.2 The Board

The Board comprises a unitary board structure of 17 directors and 2 alternate directors. The Board has an independent chairman and deputy chairman, six independent non-executive directors, four executive directors and seven non-executive, non-independent directors. The Board assumes complete responsibility for the activities of the company, including the total risk management framework of the company. The Board has a written charter that governs its powers, functions and responsibilities.

Appointments to the Board are dealt with by the Board as a whole and nominations are submitted by the nominations committee for consideration. AngloGold Ashanti has procedures in place for appointments to the Board.

Directors' retirement follows a staggered process with one-third of the directors retiring every three years at the annual general meeting. The Board is authorised by the articles to appoint new directors, provided such appointees retire at the next annual general meeting and stand for election by shareholders.

14.3 Board committees

To facilitate the activities and deliberations of the Board, the Board has established nine subcommittees, comprising members of the Board, with written terms of reference governing the powers, functions and activities of each sub-committee.

The audit and corporate governance committee, the nominations committee and the remuneration committee are discussed below.

14.4 Audit and corporate governance committee

The audit and corporate governance committee, inclusive of its chairman, comprises five independent non-executive directors. The Sarbanes-Oxley Act requires the Board to identify a financial expert from its ranks. The Board has resolved that Mr Brayshaw, chairman of the committee, is the Board's financial expert. All members of the committee have considerable financial knowledge and experience to help oversee and guide the Board and the company in respect of the audit and corporate governance disciplines.

The Board considers it unnecessary for the chief executive officer to attend meetings of the committee but, if required, may attend by invitation from the chairman of the committee. Contrary to the recommendation of the King Code, the Board considers that the Board chairman possesses invaluable experience and knowledge warranting his membership of the committee and that the chief executive officer need not be a member of the committee as a result of the requirements of the Sarbanes-Oxley Act in relation to independent directors membership of the committee.

The audit and corporate governance committee is responsible for, *inter alia*:

– the appointment and dismissal of the external auditors; determining and approving external auditors' fees; overseeing the work of the external auditors; determining all non-audit work of the external auditors including consulting work, and pre-approving non-audit fees to be paid to the external auditors and ensuring that the external auditors report regularly to the committee;

– overseeing the internal audit function; receiving regular report back from group internal audit manager; appointment and dismissal of group internal audit manager;

– assessing and reviewing the company's risk management framework; and

– monitoring the group's corporate governance practices in relation to regulatory requirements and guidelines.

The audit and corporate governance committee meets at a minimum, four times per annum.

14.5 The nominations committee

The appointment of directors is a matter for the Board as a whole but the nominations committee is responsible for determining and recommending suitable candidates to the Board. The nominations committee is also responsible for establishing and reviewing succession plans for members of the Board, and particularly that of the chief executive officer and Board chairman.

The nominations committee has seven members of whom five are independent. The chairman is an independent director. The nominations committee meets as and when required by the Board.

14.6 The remuneration committee

The remuneration committee is responsible for evaluating the performance of the executive directors and executive officers, and setting appropriate remuneration for such officers of the company. The performances of the executive directors are considered relative to the prevailing business climate, market conditions as well as annual evaluations to assess the level of achievement of key predetermined objectives.

The remuneration committee comprises four directors, three of whom are independent, and an independent chairman. The committee meets at least annually, however additional meetings of the committee may be convened as and when required.

14.7 Disclosures policy

AngloGold Ashanti subscribes to a policy of full, accurate and consistent communication in respect of both its financial and operating affairs. To this end, AngloGold Ashanti has adopted a Disclosures Policy, the object of which is to ensure compliance with the rules of the various exchanges on which it is listed and provide timely, accurate and reliable information fairly to all stakeholders including investors (and potential investors), regulators and analysts. The policy is publicly available from the AngloGold Ashanti website.

14.8 Access to information

AngloGold Ashanti has complied with its obligations in terms of the South African Promotion of Access to Information Act, No. 2 of 2000. AngloGold Ashanti's access to information manual is available from its website and the company secretarial department.

For further information, refer to the 2005 AngloGold Ashanti Annual Report or the company's website (www.AngloGoldAshanti.com).

15. LITIGATION

There are no legal or arbitration proceedings in which any member of the AngloGold Ashanti Group is or has been engaged, including any such proceedings which are pending or threatened of which AngloGold Ashanti is aware, which may have, or have had during the 12 months preceding the date of this circular, a material effect on the financial position of the AngloGold Ashanti Group.

16. COSTS

It is estimated that the total amount of the expenses incurred by AngloGold Ashanti in the implementation of the BEE transaction is approximately R9.5 million and comprises:

Name	Capacity	R'000
ESOP Shop	Employee ownership corporate advisers	2,500
Rand Merchant Bank	Merchant bank and transactional sponsor	3,450
Ernst & Young Registered Auditors Inc.	Reporting accountants	500
Taback & Associates (Proprietary) Limited	Corporate lawyers	500
Read Hope Phillips	Corporate lawyers	300
Standard Bank	Independent professional expert	750
Ince (Proprietary) Limited	Printers	1,480
JSE Limited	Documentation fee	20
Total estimated transaction costs		**9,500**

17. DIRECTORS' RESPONSIBILITY

The directors, whose names are given in paragraph 13.1 above, collectively and individually, accept full responsibility for the accuracy of the information given and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the circular contains all information required by the Listings Requirements.

18. GENERAL MEETING

Attached to and forming part of this circular is a notice convening a general meeting to be held at 11:00 on Monday, 11 December 2006 at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa, in order to consider and, if deemed fit, pass, with or without modification, resolutions necessary for the approval and implementation by AngloGold Ashanti of the BEE transaction, details of which are contained in such notice.

Certificated shareholders and dematerialised "own name" shareholders whose names appear on the sub-register maintained by their CSDP or broker, who are unable to attend the general meeting and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the share registrars in South Africa, the United Kingdom, Australia or Ghana by no later than 11:00 (South African time) on Thursday, 7 December 2006. The addresses of the share registrars are set out on page 5 of this circular.

Dematerialised shareholders (other than dematerialised "own name" shareholders) must advise their CSDP or broker of their voting instructions should they wish to be represented at the general meeting. If, however, such shareholders wish to attend the general meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement.

19. CONSENTS

The transactional sponsor and merchant bank, employee ownership corporate advisers, independent professional expert, corporate law advisers, reporting accountants, financial advisers, United Kingdom secretaries, share registrars and ADR depositary to AngloGold Ashanti have consented in writing to act in the capacity stated and to their reports, if any, and their names being included in this circular and have not withdrawn their consent prior to publication of this circular.

20. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection by shareholders from the date of this circular, 13 November 2006, up to and including Monday, 11 December 2006, during normal business hours on weekdays (excluding official public holidays) at the undermentioned locations:

– the Bokamoso ESOP rules and trust deed;

– material contracts, including the Assumption of Liability Agreement, the Trust Subscription and Related Issues Agreement and Izingwe Subscription and Related Issues Agreement;

– AngloGold Ashanti Memorandum and Articles of Association;

– reporting accountants' report;

– the independent professional expert's report;

– the most recent competent persons' report;

– summary of directors' service agreements;

– the audited annual financial statements of AngloGold Ashanti for each of the last three financial years ended 31 December 2005, the unaudited interim financial statements for the six months ended 30 June 2006 and the unaudited quarterly financial statements for the nine months ended 30 September 2006; and

– the consent letters referred to in paragraph 19.

OFFICES

South Africa	*Australia*	*Ghana*
11 Diagonal Street	Level 13, St Martins Tower	Gold House
Johannesburg 2001	44 St George's Terrace	Patrice Lumumba Road
South Africa	Perth, WA 6000	Accra
	Australia	Ghana

SHARE REGISTRARS

South Africa

Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
South Africa

Australia

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
Australia

United Kingdom

Computershare Investor Services PLC
PO Box 82, The Pavilions
Bridgwater Road
Bristol BS99 7NH
England

Ghana (and GhDS Depositary)

NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
Accra
Ghana

ADR DEPOSITARY

The Bank of New York
Investor Services, PO Box 11258
Church Street Station
New York, NY 10286-1258
United States of America

By order of the Board

Ms Y Z Simelane
Managing Secretary

Johannesburg
South Africa

13 November 2006

Registered office and postal address

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa

PRO FORMA FINANCIAL INFORMATION

The *pro forma* balance sheet and income statement, which are the responsibility of the directors of AngloGold Ashanti, have been prepared for illustrative purposes only and may not, because of their nature, fairly present the issuer's financial position, changes in equity, results of operations or cash flows. The reporting accountants' report on the *pro forma* financial information is included in Annexure 2 to this circular.

Pro forma consolidated income statement

The *pro forma* consolidated income statement for AngloGold Ashanti incorporating the issue is presented below for the nine-month period ended 30 September 2006:

US$ (millions)	AngloGold Ashanti Period ended 30 September 2006	Share issue	Note reference	Pro forma Period ended 30 September 2006
Revenue	2,288	–		2,288
Gold income	2,193	–		2,193
Cost of sales	(1,667)	(6)	1.1	(1,673)
Non-hedge derivatives	(214)	–		(214)
Gross profit	312	(6)		306
Corporate administration and other expenses	(60)	(24)	1.2	(84)
Market development costs	(12)	–		(12)
Exploration costs	(45)	–		(45)
Other operating expenses	(16)	–		(16)
Operating special items	(3)	–		(3)
Operating profit	176	(30)		146
Interest receivable	22	–		22
Exchange loss	(1)	–		(1)
Finance costs and unwinding of decommissioning and restoration obligations	(88)	–		(88)
Fair value adjustment on option component of convertible bond	44	–		44
Share of associates loss	(1)	–		(1)
Profit before taxation	152	(30)		122
Taxation	(98)	–		(98)
Profit after taxation	54	(30)		24
Loss for the period from discontinued operations	(2)	–		(2)
Profit for the period	**52**	**(30)**		**22**
Allocated as follows:				
Equity shareholders	28	(30)		(2)
Minority interest	24	–		24
	52	(30)		22
Basic earnings per ordinary share	10	(11)		(1)
Diluted earnings per ordinary share	10	(11)		(1)
Gross profit adjusted for the effect of unrealised non-hedge derivatives				
Gross profit	312	(6)		306
Unrealised non-hedge derivatives	479	–		479
Adjusted gross profit	791	(6)		785
Realised non-hedge derivatives	265	–		265
Unrealised non-hedge derivatives	(479)	–		(479)
Total non-hedge derivatives	**(214)**	**–**		**(214)**

US$ (millions)	AngloGold Ashanti Period ended 30 September 2006	Share issue	Note reference	Pro forma Period ended 30 September 2006
Headline earnings				
Profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:				
Profit attributable to equity shareholders	28	(30)		(2)
Loss on disposal of assets and subsidiaries	(8)	–		(8)
Taxation on items above	2	–		2
Net loss from discontinued operations	2	–		2
Headline earnings	24	(30)		(6)
Unrealised non-hedge derivatives	479	–		479
Deferred tax on unrealised non-hedge derivatives	(92)	–		(92)
Fair value adjustment on convertible bond	(44)	–		(44)
Adjusted headline earnings	367	(30)		337
Cash gross profit				
Gross profit adjusted for the effect of unrealised non-hedge derivatives has been adjusted by the following to arrive at cash gross profit				
Gross profit adjusted for the effect of unrealised non-hedge derivatives	791	(6)		785
Amortisation of tangible and intangible assets	431	–		431
Non-cash revenues	(3)	–		(3)
Cash gross profit	1,219	(6)		1,213

1. NOTES OF THE ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED INCOME STATEMENT

1.1 Cost of sales

This adjustment represents the amortised costs calculated in accordance with IFRS 2 of the free shares. The cost of the free shares is directly related to the mining operation employment cost and forms part of cost of sales. The cost amortises over the seven-year period of the share ownership plan.

1.2 Corporate, administration and other expenses

This adjustment represents the anticipated amortised option costs calculated in accordance with IFRS 2 of the special class of shares issued to employees and the anticipated full cost of the BEE partner allocation. The cost of the special shares issued to employees amortises over the seven-year period of the share ownership plan, while the cost of the shares allocated to the BEE partner at US$18 million is not amortised, but recognised in full during the nine months ended 30 September 2006. Transaction costs estimated at US$1 million are included in the pro forma effects of the share issue.

***Pro forma* consolidated balance sheet**

The *pro forma* consolidated balance sheet of AngloGold Ashanti incorporating the issue as at 30 September 2006:

US$ (millions)	AngloGold Ashanti at 30 September 2006	Share issue	Note reference	Pro forma at 30 September 2006
ASSETS				
Non-current assets				
Tangible assets	5,723	–		5,723
Intangible assets	404	–		404
Investments in associates	42	–		42
Other investments	109	–		109
Inventories	256	–		256
Derivatives	6	–		6
Trade and other receivables	15	–		15
Deferred taxation	54	–		54
Other non-current assets	13	–		13
	6,622	–		6,622
Current assets				
Inventories	463	–		463
Trade and other receivables	235	–		235
Derivatives	714	–		714
Current portion of non-current assets	1	–		1
Cash restricted for use	6	–		6
Cash and cash equivalents	370	–	2.3	370
	1,789	–		1,789
Non-current assets held for sale	29	–		29
	1,818	–		1,818
Total assets	8,440	–		8,440
EQUITY AND LIABILITIES				
Ordinary share capital and premium	2,844	–	2.1	2,844
Retained earnings and other reserves	16	–	2.2	16
Shareholders' equity	2,860	–		2,860
Minority interest	62	–		62
	2,922	–		2,922
Non-current liabilities				
Borrowings	1,352	–		1,352
Environmental rehabilitation and other provisions	344	–		344
Provisions for pension and post-retirement benefits	163	–		163
Trade, other payables and deferred income	13	–		13
Derivatives	334	–		334
Deferred taxation	986	–		986
	3,192	–		3,192
Current liabilities				
Trade and other payables	432	–		432
Current portion of borrowings	37	–		37
Derivatives	1,648	–		1,648
Taxation	197	–		197
	2,314	–		2,314
Non-current liabilities held for sale	12	–		12
	2,326	–		2,326
Total liabilities	5,518	–		5,518
Total equity and liabilities	8,440	–		8,440

2. **NOTES OF THE ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED BALANCE SHEET**

   2.1 **Ordinary share capital and premium**

   The increase in the share capital and share premium has no effect as the amount constitutes less than US$1 million.

   2.2 **Retained income and other reserves**

   No effect is presented as the IFRS 2 accounting requires the charge to be included in retained income and offsetting credit to be recorded in "other comprehensive income".

   2.3 **Cash and cash equivalents**

   The proceeds constitute less than US$1 million and therefore no effect is shown.

3. **ACCOUNTING POLICIES**

   The financial information and pro forma adjustments and effects are consistent with the reporting formats and group accounting policies as presented in the annual financial statements.

4. **ORDINARY SHARES IN TERMS OF ESOP-OSA**

   The pro forma financial effects of the potential shares as outlined in paragraph 7 are not included as the share ownership plan, if implemented, will be effective at a future date.

INDEPENDENT REPORTING ACCOUNTANTS' REPORT

INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT AND THE PRO FORMA FINANCIAL EFFECTS ("the pro forma financial information") OF ANGLOGOLD ASHANTI LIMITED ("AngloGold Ashanti") INCLUDED IN THE CIRCULAR TO SHAREHOLDERS DATED 13 NOVEMBER 2006

We have performed our limited assurance engagement in respect of the pro forma financial information set out in paragraph 10 on pages 15 to 16 and on pages 26 to 29 of the circular dated 13 November 2006 issued in connection with the proposed establishment of an Employee Stock Ownership Plan and a Black Economic Empowerment transaction, by way of an offering for subscription for shares for cash that is the subject of this circular of AngloGold Ashanti. The pro forma financial information has been prepared in accordance with the Listings Requirements of the JSE Limited ("JSE"), for illustrative purposes only, to provide information about how the specific authority to issue shares for cash might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the pro forma balance sheet being reported on.

Directors' responsibility

The directors are responsible for the compilation, contents and presentation of the pro forma financial information contained in the circular and for the financial information from which it has been prepared. Their responsibility includes determining that: the pro forma financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of AngloGold Ashanti; and the pro forma adjustments are appropriate for the purposes of the pro forma financial information disclosed in terms of the JSE Listings Requirements.

Reporting accountants' responsibility

Our responsibility is to express our limited assurance conclusion on the pro forma financial information included in the circular to AngloGold Ashanti shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to Assurance Engagements Other Than Audits or Reviews of Historical Financial Information and the Guide on Pro Forma Financial Information issued by the South African Institute of Chartered Accountants.

The standard requires us to obtain sufficient appropriate audit evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the pro forma adjustments in light of the accounting policies of AngloGold Ashanti, the issuer, considering the evidence supporting the pro forma adjustments and discussing the adjusted pro forma financial information with the directors of the company in respect of the corporate actions that are the subject of this circular.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of AngloGold Ashanti and other information from various public, financial and industry sources.

While our work performed has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with International Standards on Auditing or International Standards on Review Engagements and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance are obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of the section 8.17 and 8.30 of the JSE Listings Requirements:

– the pro forma financial information has not been properly compiled on the basis stated,

– such basis is inconsistent with the accounting policies of the issuer, and

– the adjustments are not appropriate for the purposes of the pro forma financial information as disclosed.

Ernst & Young Registered Auditors Inc.
Registered Auditor

Johannesburg
2 November 2006

INDEPENDENT PROFESSIONAL EXPERT'S REPORT

"AngloGold Ashanti Limited
11 Diagonal Street
Johannesburg
2001

Attention: The Board of Directors ("the Board")

2 November 2006

Dear Sirs

1. INTRODUCTION

At the time of the conversion of its "old order" mineral rights to "new order" mineral rights, AngloGold Ashanti Limited ("AngloGold Ashanti" or "the Company") undertook to the Department of Minerals and Energy of the Government of South Africa ("the DME") to introduce further black equity ownership to AngloGold Ashanti in addition to the asset disposals referred to in paragraph 2 of the circular to AngloGold Ashanti shareholders dated 13 November 2006 of which this letter forms part ("the Circular").

AngloGold Ashanti intends to satisfy the additional equity ownership requirement by entering into the transaction described in the Circular through:

– the issue to the Bokamoso Trust, a trust to be established to implement a broad-based employee share ownership plan for the benefit of certain AngloGold Ashanti employees, of which the majority are historically disadvantaged South Africans ("HDSAs") as defined in the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry ("the Mining Charter"), ("the Bokamoso ESOP") of 960,000 AngloGold Ashanti ordinary shares and 2,880,000 E ordinary shares, a new class of AngloGold Ashanti equity shares, ("E shares") and the subsequent cancellation of a variable number of such E shares by AngloGold Ashanti ("the Bokamoso ESOP transaction"); and

– the issue to Izingwe Holdings (Proprietary) Limited, a black controlled investment company described in greater detail in paragraph 5.1 of the Circular, ("Izingwe") of 1,400,000 E shares and the subsequent cancellation of a variable number of such E shares by AngloGold Ashanti ("the Izingwe transaction"),

(collectively, "the proposed transaction").

All of the shares issued in terms of the proposed transaction will vest in five equal annual tranches, with the first tranche vesting on 1 November 2009.

The AngloGold Ashanti ordinary shares issued in terms of the Bokamoso ESOP transaction will be listed on the JSE Limited ("the JSE") and will be entitled to full voting rights and full dividends.

The E shares issued in terms of the proposed transaction will be unlisted until, in the case of the Bokamoso ESOP transaction, each relevant cancellation date as defined in the Circular ("the relevant cancellation date") and in the case of the Izingwe transaction, until each transaction notice date as defined in the Circular ("the transaction notice date"). On each relevant cancellation date in the case of the Bokamoso ESOP and on each transaction notice date in the case of Izingwe, subject to certain conditions as set out in summary below, the E shares in the relevant tranche will either be cancelled or will convert into AngloGold Ashanti ordinary shares, with all the rights attaching to existing AngloGold Ashanti ordinary shares. Each E share will be entitled to the same number of votes in a general meeting as an AngloGold Ashanti ordinary share, subject to certain restrictions. Prior to conversion, each E share will receive a cash dividend equal to 50% of the dividends declared on each AngloGold Ashanti ordinary share ("E share cash dividend"), which will be paid to the holder of the E share. In respect of each E share, a notional amount equal to the remaining 50% of the dividends declared on an AngloGold Ashanti ordinary share will be applied as an input in determining whether such E share is cancelled or converted into an AngloGold Ashanti ordinary share ("E share adjustment").

The Bokamoso ESOP transaction

The Bokamoso ESOP will subscribe for:

– 960,000 AngloGold Ashanti ordinary shares at a subscription price equal to the opening price of such shares on the JSE at the effective date, as defined in the Circular ("the effective date"); and

– 2,880,000 E shares at an amount per E share equal to 38.88% of the 30-day volume weighted average price ("VWAP") of an AngloGold Ashanti ordinary share on the JSE at the effective date.

The cost of such subscriptions will be met by contributions made to the Bokamoso ESOP by employer companies within the AngloGold Ashanti group in terms of the Assumption of Liability Agreement as described in the Circular.

Participants in the Bokamoso ESOP will receive the full benefit of the vested AngloGold Ashanti ordinary shares on each vesting date.

With regards to each E share, on each relevant cancellation date, the morning volume weighted average traded price of an AngloGold Ashanti ordinary share on the JSE determined at midday on the relevant cancellation date ("the cancellation price") will be compared to the amount required to provide AngloGold Ashanti with a notional return of 7% nominal annual compounded monthly in arrears ("nacm") on the notional value of an E share (being 90% of the VWAP of an AngloGold Ashanti ordinary share at the effective date), less the E share adjustment ("the Bokamoso cancellation amount").

Where on any relevant cancellation date the cancellation price exceeds the value of the Bokamoso cancellation amount, the Company will cancel as many E shares from the relevant tranche as are required to settle in full the aggregate cancellation amount in respect of all of the E shares in that tranche, valuing each E share cancelled at the VWAP of an AngloGold Ashanti ordinary share on the JSE on the relevant cancellation date. E shares in each tranche that are not cancelled in this manner will convert to AngloGold Ashanti ordinary shares, will be listed within five business days of the relevant cancellation date and will vest in the participants in the Bokamoso ESOP.

If the cancellation price of a tranche is below the value of the Bokamoso cancellation amount, participants in the Bokamoso ESOP will not benefit nor will they incur any loss. In this circumstance, however, the Bokamoso ESOP rules provide for a six-month extension of the vesting date in anticipation that share price increases by the end of that period may provide a benefit for such participants.

If the cancellation price of a tranche is below the value of the Bokamoso cancellation amount at the end of any such six-month extension period, AngloGold Ashanti will be entitled and obliged to cancel that tranche of E shares in full and final settlement of the Bokamoso cancellation amount.

The Izingwe transaction

Izingwe will subscribe for 1,400,000 E shares at the par value of 25 cents per E share for a total of R350,000, to be funded by Izingwe. The E shares will be divided into five equal tranches of 280,000 shares.

On each transaction notice date, the morning volume weighted average traded price of an AngloGold Ashanti ordinary share on the JSE determined at midday on the transaction notice date ("the transaction notice price") will be compared to the amount required to provide AngloGold Ashanti with a notional return of 8% nacm on the notional value of an E share (being 90% of the VWAP of AngloGold Ashanti ordinary shares at the effective date less the subscription price of 25 cents per E share) less the E share adjustment ("the Izingwe cancellation amount").

Izingwe will be entitled to delay the vesting date and the cancellation of the E shares in any tranche until any date between the respective vesting date of the tranche and six months thereafter as described in paragraph 5.3.2 of the Circular.

Where on any transaction notice date the transaction notice price exceeds the value of the Izingwe cancellation amount, the Company will cancel as many E shares from the relevant portion of the relevant tranche as are required to settle the aggregate cancellation amount in respect of that portion of that tranche in full, valuing each E share at the VWAP of an AngloGold Ashanti ordinary share on the JSE at the relevant transaction notice date. E shares from each portion of each tranche that are not cancelled in this manner will convert into AngloGold Ashanti ordinary shares, will be listed within five business days of the transaction notice date and will vest in Izingwe.

AngloGold Ashanti will be entitled and obliged to cancel one tranche of E shares on each of the transaction notice dates if the transaction notice price of that tranche on such transaction notice date is below the Izingwe cancellation amount.

Izingwe will be entitled, by not later than five business days after the relevant transaction notice date, to subscribe for a number of AngloGold Ashanti ordinary shares equal to the number of E shares cancelled in any tranche at a price per AngloGold Ashanti ordinary share equal to the transaction notice price on the relevant transaction notice date.

The above represents a summary of the key terms of the proposed transaction. Full details of the proposed transaction are contained in the Circular, of which this letter forms part.

2. SCOPE OF THE OPINION

In terms of paragraph 5.53(b) of the Listings Requirements of the JSE, AngloGold Ashanti must provide its holders of securities with a fair and reasonable statement from a JSE approved independent professional expert if:

– the discount to the market price of the security at the time of exercise or conversion of an option or convertible security is not known at the time of issue; or

– if it is known that the discount will exceed 10% of the VWAP of the security at the date of exercise or conversion.

Paragraph 5.53(b) applies to the proposed issues of the E shares to both the Bokamoso ESOP and Izingwe and the subsequent cancellation or conversion of a variable number thereof into AngloGold Ashanti ordinary shares, as described above ("the proposed issues"). The JSE, in its discretion, has also required such a fair and reasonable opinion because the E shares issued comprise unlisted voting securities.

The Board has appointed Standard Bank to advise it as to the fairness and reasonableness of both the proposed issues and the proposed transaction as a whole to the shareholders of AngloGold Ashanti.

3. INFORMATION AND SOURCES OF INFORMATION

In arriving at our opinion, we have relied upon the following principal sources of information:
– audited annual financial statements of the Company for the four years ended 31 December 2005;
– unaudited interim financial results of the Company for the six months ended 30 June 2005 and 30 June 2006;
– publicly available information relating to the Company that we deemed to be relevant, including Company announcements, analysts' reports and media articles;
– the Circular;
– the Mineral and Petroleum Resources Development Act 2002, Act 28 of 2002 ("the MPRDA"), the Mining Charter and the Scorecard for the Mining Charter;
– the final Subscription Agreement between the Bokamoso ESOP and the Company, the final Subscription Agreement between Izingwe and the Company, the final Relationship Agreement between Izingwe and the Company and the final Bokamoso ESOP Rules;
– discussions with AngloGold Ashanti management; and
– a letter addressed to Standard Bank from the Chief Executive Officer of the Company, dated 23 October 2006, in relation to the proposed transaction and its satisfaction of the remaining equity ownership requirements of the DME.

4. PROCEDURES PEFORMED

In arriving at our opinion, we have undertaken the following procedures:
– analysed audited annual financial statements of the Company for the four years ended 31 December 2005;
– analysed the unaudited interim financial results of the Company for the six months ended 30 June 2005 and 30 June 2006;
– analysed the historical share price performance, liquidity and volatility of the Company's ordinary shares on the JSE and of other large listed gold producers;
– considered the Company's dividend history and dividend policy;
– reviewed publicly available information relating to the Company that we deemed to be relevant, including Company announcements, analysts' reports and media articles;
– reviewed analysts' consensus forecasts as to earnings and dividends of the Company as per I-Net Bridge and Bloomberg;
– reviewed the Circular;
– reviewed the terms and conditions of the final Subscription Agreement between the Bokamoso ESOP and the Company, the final Subscription Agreement between Izingwe and the Company, the final Relationship Agreement between Izingwe and the Company and the final Bokamoso ESOP Trust Rules to obtain an understanding of the structure of the proposed transaction and the conditions under which the E shares will be cancelled or converted to AngloGold Ashanti ordinary shares;
– considered the likelihood of the cancellation versus conversion of the E shares to AngloGold Ashanti ordinary shares at the applicable transaction notice dates;
– considered the current regulatory and legislative environment in the South African mining industry;
– considered an analysis of the demographics of the South African resident employees of the Company, including those eligible to participate in the Bokamoso ESOP, provided to us by the Company;
– considered the letter from the Chief Executive Officer of the Company, dated 23 October 2006, in relation to the proposed transaction and its satisfaction of the remaining equity ownership requirements of the DME;
– performed a valuation of the various options embedded in the different tranches of E shares issued to the Bokamoso ESOP and Izingwe, using fair value option pricing models, including assumptions in relation to the long-term volatility of the Company's share price, the Company's anticipated dividend yield and risk-free interest rates in South Africa;
– performed sensitivity analyses on these option valuations in respect of changes in the key value drivers thereof, being the long-term share price volatility and the dividend yield of the Company's ordinary shares;
– calculated the dividends expected to be paid on the E shares up to their respective vesting dates;
– valued each tranche of E shares issued to the Bokamoso ESOP and Izingwe, being the aggregate of the embedded option value and the expected dividends to be paid on each such tranche;

– discussed the results of our option valuations with Rand Merchant Bank, a division of FirstRand Bank Limited, the Company's adviser in relation to the proposed transaction;
– estimated the economic cost to shareholders of the proposed issues and the proposed transaction; and
– considered such economic costs to shareholders relative to:
  – the risks involved in not implementing the proposed issues and the proposed transaction;
  – the benefits of implementing the proposed issues and the proposed transaction; and
  – the announced costs to shareholders of a number of Black Economic Empowerment ("BEE") transactions involving staff participation undertaken by large, listed companies in the South African market.

5. OTHER KEY CONSIDERATIONS

In arriving at our opinion we have considered, in addition to the work referred to above, the following key qualitative considerations:
– the benefits to the Company of compliance with the MPRDA and Mining Charter, including the effect of the undertaking to the DME to implement measures such as the proposed transaction on AngloGold Ashanti's conversion of "old order" mineral rights into "new order" mineral rights;
– the rationale for the proposed issues and the proposed transaction and the benefits thereof to AngloGold Ashanti as determined from discussions with the Company's senior management, the press announcement dated 2 October 2006 and paragraph 2 of the Circular;
– the terms and conditions of the proposed issues and the proposed transaction in comparison with the terms and conditions of other BEE transactions undertaken by other companies listed on the JSE that were deemed to be relevant;
– the imperative for transformation to be achieved in South Africa and for companies to contribute thereto;
– the Company's calculation that the majority of the beneficiaries of the Bokamoso ESOP transaction are HDSAs as defined in the Mining Charter;
– the shareholding of Izingwe by HDSAs;
– the greater participation by HDSAs on the Board that will result from the proposed transaction; and
– the expectation by AngloGold Ashanti's management that the proposed issues and the proposed transaction will help to empower and incentivise the South African resident work force of the Company and thereby more closely align the interests of such staff with those of other stakeholders.

6. DEFINITION OF THE TERMS "FAIR" AND "REASONABLE"

Fairness is primarily based on quantitative issues. In this regard, we have considered the estimated cost to AngloGold Ashanti shareholders of the proposed issues as well as the estimated cost to AngloGold Ashanti shareholders of the proposed transaction, in relation to the risks to the Company if it were not to implement the proposed issues and enter into the proposed transaction, the benefits which may arise as a result of the proposed issues and the proposed transaction and the cost of the proposed issues and the proposed transaction relative to other BEE transactions.

Reasonableness is primarily based on qualitative issues. The key issues considered in this regard have been described in paragraph 5 above.

7. THE OPINION

Standard Bank is of the opinion that, based upon and subject to the contents of this letter, as at the date of this letter:
– the proposed issues are fair and reasonable to the shareholders of AngloGold Ashanti; and
– the terms and conditions of the proposed transaction are fair and reasonable to the shareholders of AngloGold Ashanti.

We conclude that the terms and conditions of the proposed issues and of the proposed transaction are fair to AngloGold Ashanti shareholders on the basis of our findings that the total cost to shareholders of the proposed issues and the proposed transaction are not excessive when compared to:
– the risks to the Company if it were not to enter into the proposed issues and the proposed transaction;
– the benefit of the proposed issues and the proposed transaction in terms of equity ownership by HDSAs in the South African operations of the Company; and
– the benefit to AngloGold Ashanti of having converted its South African "old order" mineral rights to "new order" mineral rights; and
– the economic cost to shareholders incurred on similar transactions.

We conclude that the terms and conditions of the proposed issues and of the proposed transaction are reasonable to AngloGold Ashanti shareholders. This opinion is based on the review of the qualitative factors summarised in paragraph 5 above.

This opinion is based on the regulatory, economic, financial, market and other conditions prevailing at the date of this letter, including our current understanding of the MPRDA and Mining Charter, based on discussions with the Company and its advisers. We are under no obligation to update, revise or re-affirm our opinion should there be any developments subsequent to the date of this letter which may affect our opinion.

This opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed transaction or any other matter related to it. Each AngloGold Ashanti shareholder's decision may be influenced by his or her particular circumstances. Accordingly, a shareholder should consult an independent adviser if they are in any doubt as to the merits or otherwise of the proposed transaction, considering his or her personal circumstances.

8. LIMITING CONDITIONS

There are certain limiting conditions which do not invalidate any work that has been performed in terms of paragraphs 4 and 5 above.

We have not considered and cannot comment on the effects of the previous BEE transactions entered into by AngloGold Ashanti and in respect of which AngloGold Ashanti have received empowerment credits from the DME.

Forecasts relate to future events and are based on assumptions, which may not remain valid for the whole of the relevant period. We express no opinion as to how closely actual results will compare to the projections of financial or other information used in arriving at our opinion. However, we believe that the forecast information and key assumptions used in arriving at our opinion have been compiled and derived with due care and consideration on the basis that they have been sourced from and checked against independent third party sources and have been considered carefully and corroborated with the Company and its advisers so that we were able to satisfy ourselves as to such information and assumptions being reasonable and appropriate.

While our work has involved an analysis of, *inter alia*, the annual financial statements, interim results and other information provided to us, our appointment does not constitute or include an audit conducted in accordance with generally accepted auditing standards. Accordingly, we cannot express an audit opinion on the financial data or other information used in arriving at our opinion.

We have also assumed that the proposed transaction will have the legal, accounting and taxation consequences described in discussions with, and materials furnished to us by, advisers of AngloGold Ashanti and we express no opinion on such consequences.

9. RELATIONSHIP WITH ANGLOGOLD ASHANTI, THE BOKAMOSO ESOP AND IZINGWE

Standard Bank Corporate Finance has been appointed by the Board as independent professional expert with regards to the assessment of the fairness and reasonableness of the proposed issues and the proposed transaction to the shareholders of AngloGold Ashanti for a set and stated fee. AngloGold Ashanti has also agreed to indemnify us for certain liabilities arising out of our appointment. Neither the fee nor any other benefit payable to us is contingent upon the outcome of the proposed issues or of the proposed transaction.

Standard Bank provides AngloGold Ashanti with general banking facilities and lends money to AngloGold Ashanti in terms thereof from time to time. In addition, companies that form part of the group of companies to which Standard Bank belongs (the Standard Bank group) may hold AngloGold Ashanti ordinary shares, which shares would be held in the ordinary course of such companies' businesses as asset managers or life assurers. All such holdings are kept and managed entirely separately from the business of Standard Bank Corporate Finance.

Standard Bank has no financial interest in either the Bokamoso ESOP or Izingwe.

10. USE OF THIS OPINION

This opinion is provided solely for the benefit of the Board, for the purpose of their consideration of the proposed transaction and may not, save for the disclosure in the Circular, be disclosed to or used or relied upon, in whole or in part, by any other person or for any other purpose without the prior written consent of Standard Bank.

Yours faithfully

Corporate and Investment Banking
A division of The Standard Bank of South Africa Limited
3 Simmonds Street
Marshalltown
Johannesburg"

SHARE PRICE HISTORY ON THE JSE

	High (cents)	Low (cents)	Close (cents)	Value (R'million)	Volume (shares)
Highest, lowest and closing prices for each quarter and aggregated quarterly values and volumes					
2003					
December	31,800	24,150	31,399	5,644	19,788,580
2004					
March	31,900	25,701	26,960	6,146	21,427,414
June	27,150	19,205	20,249	6,911	316,91,503
September	25,400	18,620	24,922	5,125	23,633,342
December	25,750	19,901	19,901	6,139	26,058,603
2005					
March	24,500	18,700	21,600	4,374	20,911,803
June	24,500	19,000	23,950	5,022	23,280,024
September	28,400	21,500	27,590	5,824	24,103,403
Highest, lowest and closing monthly prices and aggregated monthly values and volumes					
2005					
October	29,400	26,100	26,750	2,389	8,691,760
November	29,748	25,750	27,845	1,594	5,703,859
December	31,990	26,700	31,400	1,828	6,255,939
2006					
January	37,500	31,400	37,100	2,102	6,192,978
February	38,700	31,611	31,801	4,094	11,613,199
March	33,650	29,005	32,800	3,161	10,019,305
April	33,800	30,605	32,601	4,953	15,508,163
May	35,621	29,400	30,900	5,034	15,613,416
June	35,499	24,700	35,499	4,470	15,040,832
July	36,050	31,700	33,175	3,621	10,635,674
August	35,500	32,060	32,689	2,793	8,206,262
September	35,127	27,500	29,120	4,224	14,089,729
Highest, lowest and closing daily prices and daily aggregated values and volumes					
2006					
October					
2	29,900	29,006	29,690	82	278,307
3	29,499	28,367	28,422	99	345,587
4	28,851	28,250	28,506	200	700,882
5	29,125	28,255	29,125	160	555,260
6	29,350	28,500	29,075	157	541,196
9	29,500	28,501	29,500	376	1,284,596
10	29,699	28,799	29,295	152	521,742
11	29,250	28,400	29,200	92	321,807
12	29,198	28,500	28,650	126	442,025
13	29,400	28,602	29,200	152	523,491
16	29,600	28,700	29,000	173	596,165
17	29,450	29,000	29,216	258	884,435

	High (cents)	Low (cents)	Close (cents)	Value (R'million)	Volume (shares)
2006					
October					
18	29,800	29,220	29,625	61	206,495
19	29,650	29,150	29,260	98	331,495
20	30,300	29,500	30,300	193	641,262
23	30,750	29,430	30,740	125	412,420
24	31,500	30,860	37,465	136	437,279
25	32,041	31,215	32,041	80	253,393
26	32,099	31,476	31,690	66	207,106
27	31,700	31,000	31,074	63	202,199
30	31,990	30,999	31,975	51	162,880
31	32,085	31,101	31,260	301	948,344
November					
1	32,299	31,401	31,475	144	451,512
2	31,980	31,199	31,600	63	200,561
3*	32,799	31,599	31,800	143	443,296

*Last practicable date.

Source: I-Net Bridge

INFORMATION ON DIRECTORS

Executive directors

Mr R M Godsell – BA, MA

Chief Executive Officer

Bobby Godsell was appointed to the Board as chief executive officer in April 1998 and as chairman in December 2000. He relinquished his role as chairman of AngloGold in May 2002. He has 29 years of service with companies associated with the mining industry and has served as a non-executive director of Anglo American plc since March 1999. He is also the immediate past chairman of the World Gold Council.

Mr R Carvalho Silva – BAcc, BCorp Admin

Chief Operating Officer – International

Roberto Carvalho Silva joined the Anglo American group in Brazil in 1973 and was appointed president and Chief Executive Officer of AngloGold South America in January 1999. He became executive officer, South America for AngloGold in 2000 and was appointed to the Board in May 2005 in his current capacity.

Mr N F Nicolau – B Tech (Min. Eng), MBA

Chief Operating Officer – Africa

Neville Nicolau was appointed the executive officer responsible for AngloGold's South Africa region in November 2001 and was appointed to the Board in May 2005 in his current capacity. He has 27 years of experience in the mining industry.

Mr S Venkatakrishnan (Venkat) – BCom, ACA (ICAI)

Executive Director: Finance (Chief Financial Officer)

Venkat was the finance director of Ashanti Goldfields Company Limited from 2000 until the merger with AngloGold in 2004. Prior to joining Ashanti, Venkat was a director in the Reorganisation Services Division of Deloitte & Touche in London. He was appointed to the Board in August 2005.

Non-executive directors

Mr R P Edey – FCA

Chairman and independent non-executive director

Russell Edey was appointed to the Board in April 1998 and as deputy chairman in December 2000. In May 2002, he was appointed chairman when Bobby Godsell relinquished this office. Based in the United Kingdom, he is deputy chairman of NM Rothschild Corporate Finance and a director of a number of other companies.

Dr T J Motlatsi – Hon D Soc Sc (Lesotho)

Deputy Chairman and independent non-executive director

James Motlatsi was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002 upon Russell Edey being appointed chairman. He has been associated with the South African mining industry since 1970 and is a past president of the National Union of Mineworkers. He is chief executive officer of TEBA Limited.

Mr F B Arisman – MSc (Finance)

Independent non-executive director

Frank Arisman was appointed to the Board in April 1998. He resides in New York and retired, after 32 years of service, from J P Morgan Chase, where he held the position of managing director.

Mr R E Bannerman – BSc, MSc

Reginald Bannerman was appointed to the Board on 10 February 2006. He has been in law practice since 1968 and is currently the principal partner at Messrs Bruce-Lyle, Bannerman & Thompson Attorneys in Ghana. He is a member of the General Legal Council of Ghana and a member of the board of the Valco Trust Fund, the largest privately run trust in Ghana. A former lecturer in law at the Ahmadu Bello University in Nigeria, he was also formerly the mayor of Accra, the capital of Ghana.

Mrs E le R Bradley – BSc, MSc

Independent non-executive director

Elisabeth Bradley was appointed to the Board in April 1998. She is non-executive chairman of Wesco Investments Limited and Toyota South Africa (Proprietary) Limited and a director of a number of other companies. She is deputy chairman of The South African Institute of International Affairs.

Mr C B Brayshaw – CA(SA), FCA

Independent non-executive director

Colin Brayshaw was appointed to the Board in April 1998. He is a retired managing partner and chairman of Deloitte & Touche and is a non-executive director of a number of other companies including Anglo Platinum and Datatec Limited.

Dr S E Jonah KBE – Hon D Sc (Exeter), MSc (Mineral Production Management)

President

Sam Jonah worked in various positions, including underground, with Ashanti Goldfields and was appointed to the position of chief executive officer of Ashanti in 1986. He has been decorated with many awards and honours and in 2003, an honourary knighthood was conferred on him by Her Majesty, Queen Elizabeth II of Great Britain, in recognition of his exceptional achievements as an African businessman. He was appointed as an executive director to the Board in May 2004, a position he relinquished in 2005 but retained his appointment as a non-executive director.

Mr R Médori – Doctorate Economics, Grad (Fin)

Réne Médori was appointed to the Board in August 2005. He is the finance director of Anglo American plc.

Mr J H Mensah – MSc (Economics)

Joseph Mensah, who holds an MSc in Economics from London University, has extensive experience in international and local economic management. He is the Chairman of the National Development Planning Commission in Ghana and a member of the Ghana Parliament representing the Sunyani constituency. He joined the Board with effect from 4 August 2006.

Mr W A Nairn – BSc (Mining Engineering)

Bill Nairn has been a member of the Board since January 2000. He was re-appointed to the Board in May 2001, having previously been alternate director to Tony Trahar. He was group technical director of Anglo American plc, prior to his retirement in 2004.

Mr W L Nkuhlu – BCom, MBA

Professor Wiseman Nkuhlu, who holds a BCom degree from the University of Fort Hare, is a certified Chartered Accountant with The South African Institute of Chartered Accountants and is a past national president of the Institute. He also holds an MBA from the University of New York and is a respected South African academic, professional and business leader. Professor Nkuhlu joined the Board, and has been appointed deputy chairman of the Audit and Corporate Governance Committee, with effect from 4 August 2006.

Mr S R Thompson – MA (Geology)

Simon Thompson is a director of Anglo American plc and chairman of the Base Metals Division, the Industrial Minerals Division and the Exploration Division. He was appointed to the Board in 2004.

Mr A J Trahar – BCom, CA(SA)

Tony Trahar was appointed to the Board in October 2000. He is chief executive officer of Anglo American plc.

Alternate directors

Mr A H Calver – BSc (Hons) Engineering, MDP (UNISA), PMD (Harvard)

Harry Calver was appointed alternate director to Bill Nairn in May 2001. He is head of engineering at Anglo American plc.

Mr P G Whitcutt – BCom (Hons), CA(SA), MBA

Peter Whitcutt who is head of finance at Anglo American plc, has been an alternate director since October 2001, first to Tony Lea and then to Réne Médori who replaced the former on the Board.

ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG
("AngloGold Ashanti" or "the Company")

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of shareholders of AngloGold Ashanti ("general meeting") will be held at 11:00 (South African time) on **Monday, 11 December 2006**, at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa, for the purpose of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions set out in this notice of general meeting.

Condition Precedent

The condition precedent to each of the undermentioned resolutions (other than ordinary resolution numbers 3 and 4) becoming effective and being implemented is that all of the undermentioned resolutions are passed and, in the case of the special resolutions, are registered with the Registrar of Companies.

SPECIAL RESOLUTION NUMBER 1

The creation of E ordinary shares

"Resolved that, subject to the fulfilment of the condition precedent stipulated in the notice convening the general meeting at which this resolution will be proposed and considered ("notice"), the authorised share capital of the Company be and is hereby increased from R101,050,000 divided into 400,000,000 ordinary shares of R0.25 each, 2,000,000 A redeemable preference shares of R0.50 each and 5,000,000 B redeemable preference shares of R0.01 each to R102,120,000 divided into 400,000,000 ordinary shares of R0.25 each, 2,000,000 A redeemable preference shares of R0.50 each, 5,000,000 B redeemable preference shares of R0.01 each and 4,280,000 E ordinary shares of R0.25 each by the creation of 4,280,000 new E ordinary shares of R0.25 each having the special rights and privileges set out in the proposed Article 147 of the articles of association of the Company to be inserted in terms of special resolution number 2 as set out in the notice."

Reason for and effect of special resolution number 1

The reason for and the effect of special resolution number 1, if passed, is to increase the authorised share capital of the Company by the creation of 4,280,000 new E ordinary shares of R0.25 each for the purpose of implementing the BEE transaction (as defined in the circular to shareholders to which the notice convening the general meeting is attached).

SPECIAL RESOLUTION NUMBER 2

Amendment to articles of association

"Resolved that, subject to the fulfilment of the condition precedent stipulated in the notice convening the general meeting at which this resolution will be proposed and considered, the Company's articles of association be and are hereby amended by the insertion of the following new article 147 immediately after article 146:

CONDITIONS ATTACHING TO THE E ORDINARY SHARES

147 The E ordinary shares shall confer on the holders thereof from time to time ("the E Holder(s)") the following rights, privileges and obligations:

    147.1 Each E ordinary share shall confer on the E Holder the right to receive a dividend ranking *pari passu* with all of the dividends that may from time to time be declared to the holders of the ordinary shares, equal to one-half of the dividend per ordinary share declared by the Company from time to time.

147.2 The Company shall be obliged, on the delivery to the Company by an E Holder from time to time of a written notice ("the Transaction Notice") delivered at such times and in such manner as the Company shall agree from time to time with each relevant E Holder, to reduce the issued share capital of the Company by cancelling the E ordinary shares, or any portion of the E ordinary shares, and by crediting an amount equal to the par value of the E ordinary shares so cancelled to the non-distributable reserve account in the books of the Company. In the event that the relevant E Holder shall fail, for whatsoever reason, to deliver a Transaction Notice at the time or times and in the manner as agreed from time to time between the Company and such relevant E Holder, the Company shall be entitled to cancel the E ordinary shares, or such portion of them as shall have been agreed between the Company and such relevant E Holder, at such times and in such manner as shall so have been agreed.

147.3 On the delivery by the E Holder of a Transaction Notice, or (in the absence of the delivery of such Transaction Notice) at such time as the Company shall be entitled and obliged to cancel the E ordinary shares, or any portion of them, as agreed from time to time between the Company and each relevant E Holder (it being recorded that, for the purposes of this Article 147, the E Holder shall be deemed to have given a Transaction Notice to the Company at such time or times) the Company shall:

147.3.1 determine the morning volume weighted average traded price per share ("the Transaction Notice Price") of the ordinary shares on the JSE at midday on the Business Day on which the Transaction Notice shall have been given, or shall be deemed to have been given ("the Transaction Notice Date");

147.3.2 calculate, on the basis described in Article 147.4 the number of E ordinary shares ("the Cancellation Shares") which the Company shall be entitled and obliged to cancel in respect of the Transaction Notice;

147.3.3 cancel the Cancellation Shares, it being recorded that the par value of the Cancellation Shares shall be credited to the Non-Distributable Reserve Account in the books of the Company;

147.3.4 convert such number of the E ordinary shares in respect of which the Transaction Notice shall have been given, or such number of E ordinary shares as the Company shall at that time be entitled in terms of its agreement with the relevant E Holder to deal with by way of the deemed Transaction Notice, (collectively "the Transaction Notice Shares") and which shall not have been cancelled as set out in this Article 147 ("the Conversion Shares"), into ordinary shares, by not later than 5 Business Days after the Transaction Notice Date ("the Transaction Notice Closing Date");

147.3.5 procure that the Conversion Shares, after their conversion into ordinary shares, shall be listed on the JSE by not later than 5 Business Days after the Transaction Notice Closing Date; and

147.3.6 by not later than 5 Business Days after the Transaction Notice Closing Date, instruct the Central Securities Depository Participant of the Company irrevocably and in writing to credit the account of the E Holder held with its Central Securities Depository Participant with the ordinary shares into which the Conversion Shares shall have been converted.

147.4 The Company shall calculate the number of Cancellation Shares which the Company shall be entitled and obliged to cancel in terms of respectively Articles 147.2 and 147.3 by reference to the formula:

$$A = \frac{B - C + D}{E}$$

where:

A   is the number of Cancellation Shares which the Company shall be entitled to cancel, which number shall not be greater than the number of E ordinary shares constituting the Transaction Notice Shares;

B   is 90% of the 30 day volume weighted average traded price per ordinary share on the date on which the E Holder shall have subscribed for and the Company shall have allotted and issued the E ordinary shares to the E Holder ("Subscription Date") multiplied by the number of Transaction Notice Shares ("the Opening Balance");

C   is the amount ("the Reduction") equal to 50% of the aggregate dividends per ordinary share paid by the Company during the period commencing on the Subscription Date and terminating on the Transaction Notice Date ("the Relevant Period"), multiplied by the number of Transaction Notice Shares;

D   is an increment, calculated by the application of an escalation factor ("the Factor") of such percentage as the Company shall have agreed with the E Holder from time to time, nominal annual compounded monthly in arrears, to the Opening Balance in respect of the Relevant Period, provided that there shall be taken into account, in the application of the Factor, the Reduction and further provided that the Reduction shall be deemed to have reduced the total amount to which the Factor shall be applied from time to time, on the same dates and in the same proportions as the Company shall from time to time have declared and paid dividends to the holders of the ordinary shares; and

E   is the morning volume weighted average traded price per ordinary share on the JSE at midday on the Transaction Notice Date.

147.5   The provisions of Articles 147.2, 147.3 and 147.4 shall apply *mutatis mutandis* (and the Company shall be obliged to cancel a portion of the E ordinary shares held by the E Holder and to convert the balance of such E ordinary shares into ordinary shares, *mutatis mutandis* on the basis described in those Articles) in the event that:

147.5.1   any person shall have acquired the entire ordinary issued share capital of the Company in terms of, pursuant to and/or by the operation of either Section 311 or Section 440K of the Act (collectively "the Take-out Transaction"); and

147.5.2   any person shall have made a written offer in respect of a Take-out Transaction and the Company shall have delivered, at its election, a written notice ("the Take-out Conversion Notice") to the E Holder, advising the E Holder that the Company intends to and shall apply the provisions of Articles 147.2, 147.3 and 147.4 to all, but not a portion only, of the E ordinary shares then held by such E Holder,

provided that the Transaction Notice Date shall be deemed, for such purposes, to be the date on which such party shall so acquire the entire issued ordinary share capital of the Company or, in the event that the Company shall have delivered a Take-out Conversion Notice to the E Holder, the date specified in such notice.

147.6   Save as set out in this Article 147, the E ordinary shares shall rank *pari passu* in all respects with the ordinary shares, it being recorded, for the avoidance of doubt, that in the event that the Company shall take any action of whatsoever nature in relation to and/or in connection with the amendment of any of the rights attaching to the ordinary shares and/or the par value of the ordinary shares (including, without limitation, by the subdivision and/or consolidation of the E ordinary shares, or any of them) the Company shall take the same action *mutatis mutandis* in relation to the E ordinary shares.

Reason for and effect of special resolution number 2

The reason for and effect of special resolution number 2, if passed, is to amend the articles of association of the Company by inserting a new Article 147 containing the rights and privileges attaching to the new E ordinary shares of R0.25 each to be created in terms of special resolution number 1 as set out in the notice convening the general meeting at which special resolution number 2 will be proposed and considered.

ORDINARY RESOLUTION NUMBER 1

Adoption of the Bokamoso Employee Share Ownership Plan

"Resolved that, subject to the fulfilment of the condition precedent stipulated in the notice convening the general meeting at which this resolution will be proposed and considered, the Bokamoso Employee Share Ownership Plan contemplated in the trust deed tabled at the general meeting at which this resolution will be proposed and considered and initialled by the chairman of the general meeting for the purposes of identification, be and it is hereby adopted by the Company."

ORDINARY RESOLUTION NUMBER 2

Specific issue of shares for cash

"Resolved that, subject to the fulfilment of the condition precedent stipulated in the notice convening the general meeting at which this resolution will be proposed and considered, 2,360,000 ordinary shares of R0.25 each and 4,280,000 E ordinary shares of R0.25 each in the authorised but unissued share capital of the Company be and are placed under the control of the directors of the Company as a specific authority in terms of section 221 of the Companies Act, 1973, as amended and subject to the Listings Requirements of the JSE Limited ("JSE"):

1.   to allot and issue for cash up to 2,880,000 E ordinary shares of R0.25 each at a subscription price being 38.88% of the 30 day volume weighted average traded price of an ordinary share on the JSE on the effective date (as defined in the circular to shareholders to which the notice convening the general meeting is attached ("circular")) to the trust (as defined in the circular), pursuant to the terms and conditions of the Trust Subscription Agreement (as defined in the circular);

2.   to allot and issue for cash up to 1,400,000 E ordinary shares of R0.25 each at R0.25 per share, for a total consideration of R350,000, to Izingwe Holdings (Proprietary) Limited, pursuant to the terms and conditions of the Izingwe Subscription Agreement (as defined in the circular); and

3.   to allot and issue for cash up to 960,000 ordinary shares of R0.25 each at a price per share equal to the opening price of an ordinary share of AngloGold Ashanti on the JSE on the effective date (as defined in the circular), to the trust (as defined in the circular), pursuant to the terms and conditions of the Trust Subscription Agreement (as defined in the circular)."

In terms of the Listings Requirements of the JSE, the passing of this ordinary resolution requires a 75% majority of the votes cast by ordinary shareholders present in person or by proxy or represented at the general meeting, to be cast in favour.

ORDINARY RESOLUTION NUMBER 3

Specific issue of shares for cash

"Resolved that 1,760,000 ordinary shares of R0.25 each in the authorised but unissued share capital of the Company be and are placed under the control of the directors of the Company as a specific authority in terms of section 221 of the Companies Act, 1973, as amended and subject to the Listings Requirements of the JSE Limited ("JSE") to allot and issue for cash at any time prior to 31 December 2009, up to 1,760,000 ordinary shares of R0.25 each to trusts or entities established to hold and administer such shares for the benefit of employees of the Company employed in countries other than South Africa where the Company carries out activities, as the directors, in their discretion, may determine. Exchange control approval will be obtained prior to the implementation of the issue of shares for cash as contemplated in this ordinary resolution number 3."

In terms of the Listings Requirements of the JSE, the passing of this ordinary resolution requires a 75% majority of the votes cast by ordinary shareholders present in person or by proxy or represented at the general meeting, excluding the directors participating in the specific issue for cash to be cast in favour.

ORDINARY RESOLUTION NUMBER 4

Authority to give effect to the above resolutions

"Resolved that, the company secretary and failing the company secretary, any one director of the Company be and is hereby authorised, on behalf of the Company, to do or cause all such things to be done, to sign all such documentation as may be necessary to give effect to and implement all of the resolutions to be considered at the general meeting at which this resolution will be proposed and considered."

VOTING AND PROXIES

In terms of the Listings Requirements of the JSE, in order for them to be effective, ordinary resolution numbers 2 and 3 must be passed by a 75% majority of the votes cast by shareholders present or represented by proxy at the general meeting.

Certificated shareholders and dematerialised "own name" shareholders (whose names appear on the sub-register maintained by their CSDP or broker), who are unable to attend the general meeting and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the Company's share registrars in South Africa, the United Kingdom, Australia or Ghana by no later than 11:00 (South African time) on Thursday, 7 December 2006. The addresses of the share registrars are on the front cover of this circular.

Dematerialised shareholders (other than those dematerialised "own name" shareholders) must advise their CSDP or broker of their voting instructions should they wish to be represented at the general meeting. If, however, such shareholders wish to attend the general meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

By order of the AngloGold Ashanti's board of directors.

Ms Y Z Simelane
Managing Secretary

Johannesburg
South Africa

13 November 2006

PRINTED BY INCE (PTY) LTD

AngloGold Ashanti

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG

FORM OF PROXY

FOR USE ONLY BY ANGLOGOLD ASHANTI ORDINARY SHAREHOLDERS HOLDING SHARE CERTIFICATES ("CERTIFICATED SHAREHOLDERS") AND ANGLOGOLD ASHANTI ORDINARY SHAREHOLDERS WHO HAVE DEMATERIALISED THEIR ORDINARY SHARES AND WHOSE SHAREHOLDING IS RECORDED IN THEIR OWN NAME IN THE SUB-REGISTER MAINTAINED BY THEIR CENTRAL SECURITIES DEPOSITORY PARTICIPANT ("CSDP") OR BROKER ("DEMATERIALISED "OWN NAME" SHAREHOLDERS") IN RESPECT OF THE GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT 11:00 ON MONDAY, 11 DECEMBER 2006 AT THE COUNTRY CLUB JOHANNESBURG, NAPIER ROAD, AUCKLAND PARK, JOHANNESBURG, SOUTH AFRICA, AND AT ANY ADJOURNMENT THEREOF ("GENERAL MEETING")

THIS FORM OF PROXY IS NOT FOR USE BY SHAREHOLDERS WHO HAVE DEMATERIALISED THEIR ANGLOGOLD ASHANTI ORDINARY SHARES (AND WHOSE SHAREHOLDING IS NOT RECORDED IN THEIR OWN NAME IN THE SUB-REGISTER MAINTAINED BY THEIR CSDP OR BROKER)

I/We

of (address)

being a shareholder of the Company, holding _____ ordinary shares in AngloGold Ashanti, do hereby appoint:

1. _____ or failing him/her,

2. _____ or failing him/her,

3. the chairman of the general meeting,

as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the general meeting and to vote or abstain from voting as follows on the special and ordinary resolutions to be proposed at the general meeting:

Please indicate with an "X" in the appropriate spaces how votes are to be cast

	For	Against	Abstain
1. **Special resolution number 1** Creation of E ordinary shares			
2. **Special resolution number 2** Amendment to articles of association			
3. **Ordinary resolution number 1** Adoption of the Bokamoso employee share ownership plan			
4. **Ordinary resolution number 2** Specific issue of shares for cash			
5. **Ordinary resolution number 3** Specific issue of shares for cash			
6. **Ordinary resolution number 4** Authority to give effect to the above resolutions			

A certificated shareholder or dematerialised "own name" shareholder entitled to attend and vote at the general meeting may appoint a proxy or proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the Company.

Every person present and entitled to vote at the general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.

Signed at _____ on _____ **2006**

Name in BLOCK LETTERS _____ Signature _____

(Initials and surname of joint holders, if any)

Please refer to notes on the reverse side hereof.

This form of proxy is not for use by holders of American Depositary Shares, CHESS Depositary Interests and AngloGold Ashanti Ghanaian Depositary Shares.

NOTES:

1. A signatory to this form of proxy may insert the name of a proxy or the name of an alternative proxy of the signatory's choice in the blank spaces provided with or without deleting "the chairman of the general meeting", but any such deletion must be signed in full by the signatory. Any insertion or deletion not complying with the foregoing will be deemed not to have been validly effected. The person present at the general meeting whose name appears first on the list of names on the face hereof, shall be the validly appointed proxy for the shareholder concerned at the general meeting.

2. A shareholder's instructions to the proxy must be indicated in the appropriate spaces provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy, or to cast all those votes in the same way, but the total of votes cast, and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the general meeting as he/she deems fit in respect of all the shareholder's votes exercisable at the general meeting.

3. Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory.

4. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the share registrars in South Africa, the United Kingdom, Australia or Ghana.

5. When there are joint holders of shares, any one holder may sign this form of proxy.

6. The completion and lodging of this form of proxy will not preclude the shareholder who grants the proxy from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.

7. The chairman of the general meeting may reject or accept any form of proxy which is completed and/or received otherwise than in accordance with these notes, provided that he is satisfied as to the manner in which the shareholder concerned wishes to vote.

8. **Completed forms of proxy should be returned to one of the undermentioned addresses by no later than 11:00 (South African time) on Thursday, 7 December 2006:**

Computershare Investor Services 2004 (Pty) Limited	Ground Floor, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107) South Africa
Computershare Investor Services PLC	PO Box 82, The Pavilions, Bridgwater Road Bristol BS99 7NH, England, United Kingdom
Computershare Investor Services Pty Limited	Level 2, 45 St George's Terrace, Perth, WA 6000 (GPO Box D182, Perth, WA 6840) Australia
NTHC Limited	Martco House Off Kwame Nkrumah Avenue PO Box K1A 9563 Airport Accra Ghana

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 13, 2006

By: /s/ C R Bull
Name: C R Bull
Title: Company Secretary